EXHIBIT 99.2

For Immediate Release	Date: February 21, 2024
24-9-TR

Teck Reports Unaudited Fourth Quarter Results for 2023

Strong fourth quarter with cash returned to shareholders and record copper production

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited fourth quarter results for 2023.

"We had strong fourth quarter performance across our business, generating adjusted EBITDA1 of $1.7 billion in the quarter, returning cash to shareholders and advancing ramp-up of our QB Operations, resulting in Teck's record quarterly copper production," said Jonathan Price, President and CEO. "We are well positioned to deliver on our strategic priorities in 2024 as we execute on the planned separation of our base metals and steelmaking coal businesses while significantly increasing our copper production."

Highlights

•	Adjusted EBITDA[1] was $1.7 billion in Q4 2023 and $6.4 billion for the year, driven by robust prices for steelmaking coal and copper and higher steelmaking coal sales volumes. Profit from continuing operations before taxes was $694 million in Q4 2023 and $3.9 billion for the year.
•	Adjusted profit attributable to shareholders[1] of $735 million, or $1.41 per share, in Q4 2023 and $2.7 billion, or $5.23 per share, for the year. Profit from continuing operations attributable to shareholders was $483 million, $0.93 per share, in Q4 2023 and $2.4 billion, $4.70 per share, for the year.
•	Our liquidity as at February 21, 2024 is $7.9 billion, including $2.5 billion of cash. We generated cash flows from operations of $1.1 billion in Q4, ending the year with a cash balance of $744 million.
•	We returned a total of $765 million to shareholders in 2023 through the purchase of $250 million of Class B subordinate voting shares pursuant to our normal course issuer bid, and $515 million paid to shareholders as dividends. Since 2019, we have returned $3.9 billion to shareholders, including $2.5 billion of Class B subordinate voting share buybacks.
•	On February 21, 2024, the Board authorized up to a $500 million share buyback, and approved the payment of our quarterly base dividend of $0.125 per share payable on March 28, 2024 to shareholders of record on March 15, 2024.
•	We achieved record quarterly copper production in Q4 2023. Production and sales volumes in our copper and zinc business units were higher than the same period last year. Quebrada Blanca (QB) production of copper in concentrate was 34,300 tonnes in the fourth quarter and 55,500 tonnes for the year with QB operating near design throughput capacity at the end of 2023.
•	Our steelmaking coal business generated $1.4 billion of gross profit before depreciation and amortization[1] in Q4 with strong sales volumes of 6.1 million tonnes and realized steelmaking coal prices that averaged US$270 per tonne.
•	On November 13, 2023, we announced a transformational transaction to further focus our portfolio on base metals and copper growth, with the full sale of our steelmaking coal business Elk Valley

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Chris Stannell, Public Relations Manager	604.699.4368

Additional corporate information is available at www.teck.com.

Resources (referred to as EVR). A majority stake in EVR will be sold to Glencore plc (Glencore) at an implied enterprise value of US$9.0 billion and a minority stake was sold to Nippon Steel Corporation (NSC) and POSCO.

•	The transactions with NSC and POSCO closed on January 3, 2024, with NSC paying US$1.3 billion in cash on closing.
•	We continued to progress our copper growth portfolio in the fourth quarter with the HVC Mine Life Extension project completing the feasibility study and submitting the permit application to the British Columbia regulatory agencies in October 2023, and permit submission to the Mexican regulatory authorities for San Nicolás in January 2024.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Financial Summary Q4 2023

Financial Metrics (CAD$ in millions, except per share data)	Q4 2023	Q4 2022
Revenue	$4,108	$3,140
Gross profit	$1,236	$1,154
Gross profit before depreciation and amortization[1]	$1,784	$1,538
Profit from continuing operations before taxes	$694	$594
Adjusted EBITDA[1]	$1,703	$1,333
Profit from continuing operations attributable to shareholders	$483	$247
Adjusted profit attributable to shareholders[1]	$735	$558
Basic earnings per share from continuing operations	$0.93	$0.48
Diluted earnings per share from continuing operations	$0.92	$0.47
Adjusted basic earnings per share[1]	$1.41	$1.09
Adjusted diluted earnings per share[1]	$1.40	$1.07

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

Executing on our Copper Growth Strategy

•	At QB, our focus in the fourth quarter was on achieving reliable and consistent operations. This took longer than expected to achieve and, as a result, production was lower than expected. However, by the end of December, QB was operating near design throughput capacity, and ramp-up continues in 2024, with no change in our previously disclosed annual production guidance.
•	At various points during the second half of 2023, each of the operations at QB, including mine operations, crushing, grinding, flotation, tailings, desalination and concentrate handling, all operated at or above design capacity.
•	On the QB2 project, construction of the molybdenum plant was substantially complete at the end of 2023 and commissioning is well underway. Ramp-up of the molybdenum plant is expected to be completed by the end of the second quarter of 2024. Additionally, all in-water works at the port have been successfully concluded, and we remain on track to finalize the construction of the offshore facilities at the port by the end of the first quarter of 2024.
2	Teck Resources Limited 2023 Fourth Quarter News Release

•	Our previously disclosed QB2 project capital cost guidance is unchanged at US$8.6 — $8.8 billion with US$500 to $700 million expected to be spent in 2024.
•	We continue to advance our copper growth portfolio with completion of the feasibility study at HVC Mine Life Extension and further progression of the feasibility studies at our San Nicolás and Zafranal projects.
•	We submitted the environmental permit for the HVC Mine Life Extension to the British Columbia regulator in October 2023, and finalized a Mexican Environmental Impact Assessment (MIA-R) for San Nicolás, which was submitted in January 2024.
•	On February 14, 2024, approval of the Modification of Environmental Impact Assessment (MEIA) for the mine life expansion at Antamina was received.

Safety and Sustainability Leadership

•	Our High Potential Incident Frequency rate for 2023 remained low at 0.14 but was elevated compared to 2022. In response, we have investigated each incident, shared learnings across the organization and enhanced safety standards focused on managing high potential risk and related critical controls.
•	Our QB and Carmen de Andacollo Operations were awarded the Copper Mark in December and in February 2024, our Red Dog Operations was awarded the Zinc Mark in recognition of environmentally and socially responsible operating practices.
•	We announced an agreement with shipping company Oldendorff Carriers GmbH & Co. KG (Oldendorff) to use wind propulsion intended to reduce CO2 emissions in our steelmaking coal supply chain. The joint investment will see the vessel Dietrich Oldendorff outfitted with a Flettner Rotor sail system by mid-2024 with emissions savings expected to be in the range of 53% from baseline.
•	Teck was named to the S&P Dow Jones Sustainability World Index for the 14th consecutive year, indicating that we are in the top 10 percent of the largest 2,500 companies in the S&P Global Broad Market Index based on long-term economic, environmental and social criteria. We were ranked as one of Canada’s Top 100 Employers in November and recognized in January as one of the 2024 Global 100 Most Sustainable Corporations by Corporate Knights.

3	Teck Resources Limited 2023 Fourth Quarter News Release

Guidance

•	On January 15, 2024, we disclosed our 2024 guidance, which is unchanged in this news release.
•	Our guidance is outlined in summary below and our usual guidance tables, including three-year production guidance, can be found on pages 30 — 35.
2024 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	465 - 540
Zinc (000’s tonnes)	565 - 630
Refined zinc (000’s tonnes)	275 - 290
Steelmaking coal (million tonnes)	24.0 - 26.0
Sales Guidance – Q1 2024
Red Dog zinc in concentrate sales (000’s tonnes)	70 - 85
Steelmaking coal sales (million tonnes)	5.9 - 6.3
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.85 - 2.25
Zinc net cash unit costs (US$/lb.)[1]	0.55 - 0.65
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)[1]	95 - 110
Steelmaking coal transportation costs (CAD$/tonne)	47 - 51

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

4	Teck Resources Limited 2023 Fourth Quarter News Release

This news release is dated as at February 21, 2024. Unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2022, is available on SEDAR+ at www.sedarplus.ca.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

•	Our profitability improved in the fourth quarter as compared with the same period a year ago primarily due to an increase in steelmaking coal sales volumes, partially offset by lower steelmaking coal and zinc prices and higher unit costs across our operations, including elevated costs at Quebrada Blanca Operations (QB) as production ramp-up continues.
•	In the fourth quarter, LME copper prices rose by 2% compared with a year ago and averaged US$3.70 per pound, while LME zinc prices decreased by 17% averaging US$1.13 per pound.
•	Realized steelmaking coal prices rose in the fourth quarter to US$270 per tonne from US$229 per tonne in the third quarter of this year, but decreased slightly from US$278 per tonne in the fourth quarter of 2022.

Average Prices and Exchange Rates	Three months ended December 31,		Change
	2023	2022
Copper (LME cash – US$/pound)	$3.70	$3.63	2%
Zinc (LME cash – US$/pound)	$1.13	$1.36	(17)%
Steelmaking coal (realized US$/tonne)	$270	$278	(3)%
Average exchange rate (CAD$ per US$1.00)	$1.36	$1.36	—%

•	Record copper production volumes of 103,400 tonnes were achieved in the fourth quarter with approximately 38,000, or 58%, more tonnes produced from a year ago. The increase was primarily the result of the ramp-up of production at QB, and slightly higher production from Highland Valley Copper and Antamina.
•	Copper in concentrate production at QB was 34,300 tonnes in the fourth quarter and 55,500 tonnes for the year with QB operating near design throughput capacity at the end of 2023.
•	Zinc in concentrate production in the fourth quarter increased by 27% compared to a year ago primarily due to higher production from Red Dog resulting from increased mill throughput and higher grades, and higher production from Antamina as a result of increased copper-zinc feed grades. At Trail Operations, refined zinc production and sales volumes in the fourth quarter were substantially higher than a year ago.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
5	Teck Resources Limited 2023 Fourth Quarter News Release

•	Fourth quarter steelmaking coal production increased to 6.4 million tonnes compared with 4.9 million tonnes a year ago. Production and sales volumes in the fourth quarter of 2022 were impacted by a two-month outage at our Elkview Operations and extreme cold weather conditions, which also impacted transportation logistics. Fourth quarter steelmaking coal sales were 6.1 million tonnes compared with 4.3 million tonnes in the fourth quarter last year, and near the top end of our previously disclosed guidance of 5.8 to 6.2 million tonnes.
•	We remain highly focused on managing our controllable operating expenditures. However, in line with the broader mining industry, we continue to face inflationary cost pressures across our business, which have increased our operating costs and capital expenditures compared to prior years. While our underlying key mining drivers such as strip ratios and haul distances remain relatively stable, inflationary pressures on key input costs have impacted our operating costs through 2023 and are expected to persist through 2024. Pressures on the cost of certain key supplies, including mining equipment, labour and contractors, as well as energy costs in Chile and changing diesel prices, are reflected in our capital expenditure and annual unit cost guidance for 2024.
•	On February 21, 2024, Teck’s Board of Directors authorized the purchase of up to $500 million of Class B subordinate voting shares under our normal course issuer bid program. We also announced that our Board of Directors approved our quarterly eligible base dividend of $0.125 per share on our Class A common and Class B subordinate voting shares, to be paid on March 28, 2024 to shareholders of record at the close of business on March 15, 2024.
•	On November 13, 2023, we announced the full sale of EVR for an implied enterprise value of US$9.0 billion, with a majority stake to be sold to Glencore and a minority stake to be sold to NSC. Glencore has agreed to acquire a 77% interest in EVR for US$6.9 billion in cash, payable to Teck on closing and subject to customary closing adjustments. NSC agreed to acquire a 20% interest in EVR in exchange for its 2.5% interest in Elkview Operations plus US$1.3 billion in cash paid at closing to Teck and US$0.4 billion paid subsequently to Teck out of cash flows from EVR. Teck will continue to operate the steelmaking coal business and will retain all cash flows from EVR until closing of the Glencore transaction.
•	Closing of the transaction with Glencore is subject to the satisfaction of customary conditions, including receipt of regulatory approvals, which are underway. While closing could occur earlier, it is expected no later than the third quarter of 2024. Closing of the sale of the minority interest in EVR to NSC occurred on January 3, 2024 and cash proceeds of US$1.3 billion were received. Also, on January 3, 2024, POSCO exchanged its 2.5% interest in Elkview Operations and its 20% interest in the Greenhills joint venture, for a 3% interest in EVR.

6	Teck Resources Limited 2023 Fourth Quarter News Release

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

In the fourth quarter, profit from continuing operations attributable to shareholders was $483 million, or $0.93 per share, compared to $247 million, or $0.48 per share, in the same period last year. The increase compared with a year ago is primarily due to an increase in steelmaking coal sales volumes. These increases were partially offset by lower steelmaking coal and zinc prices and higher unit costs across our operations, including elevated costs at QB as production ramp-up continues.

Adjusted profit attributable to shareholders1 in the fourth quarter, taking into account the items identified in the table below, was $735 million, or $1.41 per share, compared with $558 million, or $1.09 per share, in the fourth quarter of 2022. Significant fourth quarter adjustments to profit, reflected in the table below, include $132 million of environmental costs primarily relating to a decrease in the rate used to discount our decommissioning and restoration provisions for closed operations and increased expected future remediation costs and a $69 million loss relating to changes to the carrying value of the financial liability for the preferential dividend stream to ENAMI.

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2023	2022	2023	2022[2]

Profit from continuing operations attributable to shareholders	$483	$247	$2,435	$4,089
Add (deduct) on an after-tax basis:
Asset impairment	—	—	—	952
Loss (gain) on debt purchase	—	(4)	—	42
QB2 variable consideration to IMSA and ENAMI	69	7	95	115
Environmental costs	132	203	123	99
Inventory write-downs (reversals)	14	(2)	18	36
Share-based compensation	4	67	85	181
Commodity derivatives	(20)	(18)	9	(25)
Loss (gain) on disposal or contribution of assets	8	6	(178)	7
Elkview business interruption claim	—	—	(150)	—
Chilean tax reform	—	—	69	—
Loss from discontinued operations[3]	—	—	—	(791)
Other	45	52	201	168
Adjusted profit attributable to shareholders[1]	$735	$558	$2,707	$4,873

Basic earnings per share from continuing operations	$0.93	$0.48	$4.70	$7.77
Diluted earnings per share from continuing operations	$0.92	$0.47	$4.64	$7.63
Adjusted basic earnings per share[1]	$1.41	$1.09	$5.23	$9.25
Adjusted diluted earnings per share[1]	$1.40	$1.07	$5.15	$9.09

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $44 million of after-tax gains ($71 million, before tax) in the fourth quarter, or $0.08 per share.

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Adjustments for the twelve months ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
3.	Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
7	Teck Resources Limited 2023 Fourth Quarter News Release

FINANCIAL OVERVIEW	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except per share data)	2023	2022	2023	2022
Revenue and profit
Revenue	$4,108	$3,140	$15,011	$17,316
Gross profit	$1,236	$1,154	$5,143	$8,571
Gross profit before depreciation and amortization[1]	$1,784	$1,538	$7,074	$10,245
Profit from continuing operations before taxes	$694	$594	$3,944	$6,565
Adjusted EBITDA[1]	$1,703	$1,333	$6,367	$9,568
Profit attributable to shareholders	$483	$266	$2,409	$3,317
Profit from continuing operations attributable to shareholders	$483	$247	$2,435	$4,089
Cash flow
Cash flow from operations	$1,126	$930	$4,084	$7,983
Property, plant and equipment expenditures	$1,086	$1,416	$4,678	$4,423
Capitalized stripping costs	$234	$345	$1,104	$1,042
Investments	$34	$34	$137	$199
Balance Sheet
Cash and cash equivalents			$744	$1,883
Total assets			$56,193	$52,359
Debt and lease liabilities, including current portion			$7,595	$7,738
Per share amounts
Basic earnings per share	$0.93	$0.52	$4.65	$6.30
Diluted earnings per share	$0.92	$0.51	$4.59	$6.19
Basic earnings per share from continuing operations	$0.93	$0.48	$4.70	$7.77
Diluted earnings per share from continuing operations	$0.92	$0.47	$4.64	$7.63
Dividends declared per share	$0.125	$0.125	$1.00	$1.00
PRODUCTION, SALES AND PRICES
Production (000’s tonnes, except steelmaking coal)
Copper[2]	103	65	296	270
Zinc in concentrate	182	143	644	650
Zinc – refined	70	46	267	249
Steelmaking coal (million tonnes)	6.4	4.9	23.7	21.5
Sales (000’s tonnes, except steelmaking coal)
Copper[2]	101	64	291	276
Zinc in concentrate	165	164	660	675
Zinc – refined	68	57	258	257
Steelmaking coal (million tonnes)	6.1	4.3	23.7	22.2
Average prices and exchange rates
Copper (LME cash – US$/pound)	$3.70	$3.63	$3.85	$3.99
Zinc (LME cash – US$/pound)	$1.13	$1.36	$1.20	$1.58
Steelmaking coal (realized US$/tonne)	$270	$278	$263	$355
Average exchange rate (CAD$ per US$1.00)	$1.36	$1.36	$1.35	$1.30

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina representing our proportionate ownership interest in this operation.
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BUSINESS UNIT RESULTS

Our revenue, gross profit, and gross profit before depreciation and amortization1 by business unit are summarized in the table below.

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2023	2022	2023	2022

Revenue
Copper	$1,142	$753	$3,425	$3,381
Zinc	701	711	3,051	3,526
Steelmaking coal	2,265	1,676	8,535	10,409
Total	$4,108	$3,140	$15,011	$17,316

Gross profit
Copper	$81	$248	$712	$1,399
Zinc	71	57	400	771
Steelmaking coal	1,084	849	4,031	6,401
Total	$1,236	$1,154	$5,143	$8,571

Gross profit before depreciation and amortization[1]
Copper	$281	$364	$1,265	$1,837
Zinc	151	129	708	1,044
Steelmaking coal	1,352	1,045	5,101	7,364
Total	$1,784	$1,538	$7,074	$10,245

Gross profit margins before depreciation and amortization[1]
Copper	25%	48%	37%	54%
Zinc	22%	18%	23%	30%
Steelmaking coal	60%	62%	60%	71%

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

9	Teck Resources Limited 2023 Fourth Quarter News Release

COPPER BUSINESS UNIT

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2023	2022	2023	2022

Copper price (realized – US$/pound)	$3.75	$3.72	$3.84	$4.00
Production (000’s tonnes)[1]	103	65	296	270
Sales (000’s tonnes)[1]	101	64	291	276
Gross profit	$81	$248	$712	$1,399
Gross profit before depreciation and amortization[2]	$281	$364	$1,265	$1,837
Property, plant and equipment expenditures	$705	$1,073	$3,639	$3,574

Performance

Gross profit from our copper business unit decreased to $81 million in the fourth quarter compared with $248 million a year ago (see table below). The decline in gross profit was primarily due to elevated operating costs at QB as production ramp-up continued in the fourth quarter. QB was operating near design throughput capacity at the end of 2023.

Record copper production of 103,400 tonnes was achieved in the fourth quarter and was 58% higher than a year ago. The increase was driven by the ramp-up of QB leading to 34,300 tonnes of copper in concentrate production, higher production from Highland Valley Copper as a result of increased mill throughput, and higher production from Antamina due to higher grades.

The table below summarizes the change in gross profit in our copper business unit for the quarter:

Gross Profit (CAD$ in millions)	Three months ended December 31,

As reported in the fourth quarter of 2022	$248
Increase (decrease):
Copper price realized	6
Sales volumes	161
Unit operating costs	(225)
Inventory write-down	(23)
Co-product and by-product contribution	(2)
Depreciation	(84)
Net decrease	$(167)
As reported in current quarter	$81

Notes:

1.	We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
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Property, plant and equipment expenditures in the fourth quarter totaled $705 million, including $208 million for sustaining capital, $104 million for QB ramp-up capital, and $283 million for project development expenditures for QB2.

Capitalized stripping costs were $78 million in the fourth quarter compared with $120 million a year ago.

Markets

LME copper prices in the fourth quarter remained above long-term historic trends. Prices in the fourth quarter increased by 2% compared with the same period a year ago. Globally, demand for copper remains supported, however, demand trends vary by region. Demand in Europe continues to come under pressure from high energy costs and higher interest rates. This is offset by increased demand in China, Southeast Asia, India and North America, primarily driven by government and corporate spending on renewable energy and infrastructure construction.

The tightness in the copper concentrate market increased during the fourth quarter and has accelerated into the first quarter of 2024. Spot terms for concentrate started to fall in the third quarter and continued through the fourth quarter with annual terms for 2024, settling below 2023 annual contract terms. New smelter capacity continues to come online with both new smelters and expansion of existing smelters expected in 2024 and 2025. Mine production has been impacted by floods, fires, social unrest, grade declines and operating delays. Concentrate imports into China were up 9% in 2023 compared to 2022. Peruvian mine production has recovered, while Chilean mine production continues to struggle and Panamanian production has been halted. Global stocks of copper cathode on exchanges at the end of the fourth quarter were 3.0 days of global consumption compared to the long-term average of 11 days. Stocks on exchanges and in bonded warehouses in China decreased by 54,000 tonnes in the fourth quarter and are down 25,000 tonnes for the year and down 300,000 tonnes since their seasonal peak. Total visible stocks, including bonded stocks, fell and continue to remain at low levels at 3.1 days of consumption, compared to a long-term average of 14.5 days.

Operations

Highland Valley Copper

Copper production of 29,800 tonnes in the fourth quarter was 1,900 tonnes higher than a year ago due to improved mill throughput, as the fourth quarter last year was impacted by a geotechnical event. Copper sales volumes of 26,200 tonnes in the fourth quarter were 800 tonnes lower than a year ago.

Operating costs in the fourth quarter of $232 million, before changes in inventory, were $33 million higher than a year ago. The higher costs reflected increased maintenance and labour costs and higher fuel usage as a result of additional ore being mined due to the geotechnical event a year ago.

Antamina

Copper production (100% basis) of 120,300 tonnes in the fourth quarter was 12,100 tonnes higher than a year ago due to higher grades, which was expected in the mine plan. The mix of mill feed in the quarter was 54% copper-only ore and 46% copper-zinc ore, compared with 59% copper-only ore and 41% copper-zinc ore, a year ago. As a result, zinc production (100% basis) of 117,700 tonnes in the fourth quarter was 12,100 tonnes higher than a year ago.

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Operating costs in the fourth quarter of US$102 million (22.5% share), before changes in inventory, were US$10 million higher than a year ago primarily due to increased maintenance costs for mobile equipment and higher labour benefit costs.

In 2022, Antamina submitted a MEIA (Modification of Environmental Impact Assessment) to Peruvian regulators to extend its mine life from 2028 to 2036. Approval of the MEIA was received on February 14, 2024. Teck's share of the capital cost is expected to be US$450 million and spread over eight years.

Carmen de Andacollo

Copper production of 10,200 tonnes in the fourth quarter was 700 tonnes, or 6%, lower than a year ago. Despite strong mining performance, tonnes milled were lower due to water restrictions caused by extreme drought conditions. Steps are being taken to mitigate these water restriction risks, with a solution likely to be in place in 2025.

Operating costs in the fourth quarter of US$53 million, before changes in inventory, decreased by US$9 million from a year ago partly due to the lower production levels, as well as reduced maintenance compared to a year ago.

Quebrada Blanca

The following are the key updates relating to both construction and operations at QB in the fourth quarter:

•	Our focus in the fourth quarter was on achieving reliable and consistent operations. This took longer than expected to achieve and, as a result, production was lower than expected. However, by the end of December, QB was operating near design throughput capacity, and ramp-up continues in 2024, with no change in our previously disclosed annual production guidance.
•	Copper in concentrate production for the fourth quarter was 34,300 tonnes. Sales for the fourth quarter were 35,900 tonnes.
•	At various points during the second half of 2023, each of the operations at QB, including mine operations, crushing, grinding, flotation, tailings, desalination and concentrate handling, all operated at or above design capacity.
•	On the QB2 project, construction of the molybdenum plant was substantially complete by the end of 2023 and commissioning is well underway. Ramp-up of the molybdenum plant is expected to be completed by the end of the second quarter of 2024. Additionally, all in-water works at the port have been successfully concluded, and we remain on track to finalize the construction of the offshore facilities at the port by the end of the first quarter of 2024.
•	Our previously disclosed QB2 project capital cost guidance is unchanged at US$8.6 — $8.8 billion, with US$500 to $700 million expected to be spent in 2024.
•	QB2 ramp-up capital was $665 million in 2023. There are no further capitalized ramp-up costs expected in 2024.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
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Cost of Sales

Cost of sales was $1.1 billion in the fourth quarter compared with $505 million in the same period last year primarily driven by the production ramp-up and inclusion of QB results in 2023. QB operating costs were elevated particularly in the fourth quarter, related to typical maintenance issues, as production ramp-up continued in the quarter. Higher costs at Highland Valley Copper and Antamina also partly contributed to the increase compared to the same period last year.

Excluding QB, total cash unit costs1 of product sold in the fourth quarter, before cash margins for by-products1, of US$2.20 per pound, were US$0.09 per pound higher than the same period a year ago. This was partly due to higher maintenance and labour costs at both Highland Valley Copper and Antamina and increased smelter processing charges. Cash margins for by-products1 were US$0.36 per pound compared with US$0.44 per pound in the same period a year ago with the decrease primarily due to reduced zinc by-products credits from Antamina as a result of lower zinc prices. Total net cash units costs1 for copper, after cash margins for by-products1, of US$1.84 per pound were US$0.17 per pound higher than the same period a year ago.

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per pound)	2023	2022	2023	2022

Adjusted cash cost of sales1 2	$1.97	$1.91	$2.04	$1.78
Smelter processing charges	0.23	0.20	0.23	0.19
Total cash unit costs1 2	$2.20	$2.11	$2.27	$1.97
Cash margin for by-products1 2	(0.36)	(0.44)	(0.40)	(0.48)
Net cash unit costs1 2	$1.84	$1.67	$1.87	$1.49

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Excludes Quebrada Blanca.

13	Teck Resources Limited 2023 Fourth Quarter News Release

Outlook

Our 2024 annual guidance for our copper business unit is outlined in our guidance tables on pages 30 — 35 and is unchanged from our previously disclosed guidance.

Total copper production in 2024 is expected to significantly increase to between 465,000 and 540,000 tonnes, compared to the 296,500 tonnes produced in 2023, as we expect increased production at QB and Highland Valley Copper.

Copper net cash unit costs1 after by-product credits, including QB, are expected to be between US$1.85 and US$2.25 per pound in 2024. This is higher than our 2023 costs as a result of incorporating QB costs that are elevated in 2024, especially in the first half of 2024 and of ongoing inflationary impacts on the cost of certain key supplies including mining equipment, tires, labour and contractors persisting into 2024 and now embedded in our key supply contracts. Elevated QB net cash unit costs1 are driven by alternative logistics costs required due to the delay in port construction, no molybdenum production in the first quarter and lower production in 2024 as we ramp up to full production. In addition, compared to previous year's guidance, QB has experienced inflationary pressures, including increased pass-through costs from the Chilean energy grid regulator. Once QB is at a steady state of operation, we will provide additional unit cost guidance.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our previously disclosed QB2 project capital cost guidance is unchanged at US$8.6 — $8.8 billion, with US$500 to US$700 million expected to be spent in 2024.

Copper Growth

In the fourth quarter, we continued to advance our copper growth strategy with prudent investments in our industry-leading copper growth portfolio. Our copper growth strategy balances growth and return of capital to shareholders with maintaining a strong balance sheet and is informed by milestone objectives with prudent investment plans across the entire portfolio to de-risk development of each of the assets, including permitting. As previously disclosed, we do not expect to sanction any growth projects in 2024 and we are focused on advancing near-term projects for possible sanctioning in 2025. Growth projects are required to deliver an attractive risk-adjusted return and will compete for capital in line with Teck’s capital allocation framework.

Growth capital in 2024, excluding QB2 development capital, is prioritized on our copper growth projects as we focus on completing feasibility studies, advancing detailed engineering work, project execution planning, and progressing permitting, particularly at the HVC Mine Life Extension, San Nicolás and Zafranal. In addition, we will work to define the most capital efficient and value-adding pathway for the expansion of QB based on the performance of the existing asset base. We also expect to continue to progress our medium to long-term portfolio options with investments to advance the path to value. Further project updates for the fourth quarter are as follows:

•	For the Quebrada Blanca Mill Expansion (QBME) project, we withdrew the Declaración de Impacto Ambiental (DIA) in October 2023 following feedback received from regulators. With the withdrawal, the focus will be to understand the regulatory feedback and to further optimize the scope of the project to define the most capital efficient and value adding approach based on the capability of the existing QB assets. The mineral resources for QB have increased by 28% compared to 2022, with measured resources of 954 million tonnes, indicated resources of 3.4 billion tonnes, and inferred resources of 4.3 billion tonnes. Mineral reserves exclusive of mineral resources, represent 1.4 billion tonnes in the proven and probable categories.
14	Teck Resources Limited 2023 Fourth Quarter News Release

•	In early October, we submitted the Environmental Assessment application for the HVC Mine Life Extension project to the Environmental Assessment Office of British Columbia and responded to the first set of information requests on the submission, in addition to completing the feasibility study.
•	In the fourth quarter of 2023, Minas de San Nicolás, which is jointly owned by Teck and Agnico Eagle Mines Limited, continued to advance the San Nicolás project in Zacatecas State, Mexico, including with respect to stakeholder engagement on the permitting process. The partners also continued to advance the feasibility study, with the intention to initiate detailed engineering and further optimization work later in 2024, and plan to be complete in 2025. Project approval would be expected to follow, subject to receipt of permits and the results of the feasibility study. In January 2024, Minas de San Nicolás submitted its application for an Environmental Impact Assessment permit, which is an important milestone in advancing the development of the San Nicolás project.
•	We continued updating the capital and operating cost estimates from the 2020 feasibility study at Zafranal and progressed discussions with the project engineer on the project management and execution strategy.

Targeted upcoming milestones for key assets in our copper growth portfolio include:

•	HVC Mine Life Extension project: Progress engineering and design, construction planning and permitting-related social and environmental activities.
•	Zafranal: Completion of updated capital and operating cost estimate updates and commencement of detailed engineering in Q2 2024.
•	San Nicolás: Completion of the feasibility study in H1 2024 and commencing detailed engineering in H2 2024.
•	QB Asset Expansion: Definition of the project scope and initiation of studies for the potential expansion by the end of 2024.
•	Galore Creek: prefeasibility study completion in H2 2024.

15	Teck Resources Limited 2023 Fourth Quarter News Release

ZINC BUSINESS UNIT

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2023	2022	2023	2022

Zinc price (realized – US$/pound)	$1.13	$1.38	$1.17	$1.52
Production (000’s tonnes)
Refined zinc	70	46	267	249
Zinc in concentrate[1]	155	120	540	553
Sales (000’s tonnes)
Refined zinc	68	57	258	257
Zinc in concentrate[1]	135	142	553	578
Gross profit	$71	$57	$400	$771
Gross profit before depreciation and amortization[2]	$151	$129	$708	$1,044
Property, plant and equipment expenditures	$60	$132	$222	$281

Notes:

1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our zinc business unit increased to $71 million in the fourth quarter compared with $57 million a year ago (see table below). Improved results from our Trail Operations as a result of returning to full production rates and the benefit of higher contracted zinc premiums, were largely offset by an 18% decrease in realized zinc prices and higher operating costs at our Red Dog Operations.

Red Dog's zinc production in the fourth quarter increased by 30% from a year ago to 155,300 tonnes, while lead production increased by 41% to 25,400 tonnes, both of which were driven by higher mill throughput and higher grades. At our Trail Operations, production volumes of refined zinc, lead and other metals were substantially higher than a year ago, as production last year was impacted by planned major asset renewal activities in both the zinc and lead circuits.

The table below summarizes the change in gross profit in our zinc business unit for the quarter.

Gross Profit (CAD$ in millions)	Three months ended December 31,

As reported in the fourth quarter of 2022	$57
Increase (decrease):
Zinc price realized	(80)
Sales volumes	10
Unit operating costs	(56)
Co-product and by-product contribution	63
Royalties	85
Depreciation	(8)
Net increase	$14
As reported in current quarter	$71

16	Teck Resources Limited 2023 Fourth Quarter News Release

Property, plant and equipment expenditures in the fourth quarter totaled $60 million, including $49 million for sustaining capital, of which $20 million relates to our Trail Operations and $29 million relates to our Red Dog Operations.

Markets

The refined zinc market remained under pressure through the fourth quarter. Demand in Europe continued to weaken and exports of excess metal were delivered to London Metal Exchange warehouses in Asia during the fourth quarter. Zinc premiums have softened across all regions and are down an average of 10% over the previous quarter and down 32% compared to the fourth quarter last year. In Europe, construction demand remained weak with high energy costs and higher interest rates impacting growth. In North America, automotive sales and production remained supportive through the fourth quarter following some automotive labour disruptions in the third quarter. Automotive sales in the United States returned above 15.6 million units, up 12.6% over 2022 levels. Automotive production and sales in China both surpassed 30 million units in 2023. China produced and sold 9.5 million new energy vehicles (NEV) accounting for over 60% of global NEV sales. Chinese demand for zinc in autos and renewable energy remained well supported with zinc metal imports increasing to 420,000 tonnes in 2023 compared to only 60,000 tonnes in 2022.

Prices for zinc on the London Metals Exchange in the fourth quarter averaged US$1.13 per pound, a decline of 17% from the fourth quarter of 2022 of US$1.36 per pound. The lower zinc price has forced the closure of several zinc mines around the world due to high operating costs.

The zinc concentrate market continued to improve with spot treatment charges falling in the fourth quarter as China increased imports and most European smelters achieved normal production. Imports of zinc concentrates to China increased 14% in 2023 compared to 2022. Imports over the last twelve months reached 2.2 million tonnes, which is the highest level on record.

LME zinc stocks rose by 121,825 tonnes in the fourth quarter and are up 600% over extremely low levels last year, while stocks held on the Shanghai Futures Exchange (SHFE) fell 10,900 tonnes over the same period last year. Total global exchange stocks remained well below historical levels, ending the quarter at 6.5 days of global consumption, compared to the 25-year average of 17.2 days. We estimate that total reported global stocks, which include LME, SHFE and bonded stocks, rose by approximately 110,600 tonnes in the fourth quarter to less than 192,000 tonnes at the end of the year, representing an estimated 6.5 days of global demand, compared to the 25-year average of 18.2 days.

17	Teck Resources Limited 2023 Fourth Quarter News Release

Operations

Red Dog

Zinc production increased to 155,300 tonnes in the fourth quarter compared with 119,900 tonnes a year ago. The higher production was driven by increased mill throughput and improved grades, as expected in the mine plan. Lead production of 25,400 tonnes in the fourth quarter was 7,400 tonnes higher than a year ago as a result of higher grades and increased mill throughput.

Zinc sales volumes of 134,900 tonnes were 5% lower in the fourth quarter compared to a year ago. The variance is a result of timing of shipments between the third and fourth quarter of 2023.

Operating costs, before inventory changes, in the fourth quarter were US$116 million, or US$13 million higher than a year ago. The higher costs were expected and reflect the inflationary pressures on the cost of operating supplies such as diesel and consumables delivered to Red Dog during the 2023 shipping season. The fourth quarter of 2023 was the first period in which these higher cost supplies and consumables were used at the operation.

Trail Operations

Refined zinc production of 69,900 tonnes in the fourth quarter was 23,700 tonnes higher than a year ago. Lead production was 16,500 tonnes in the fourth quarter and 14,400 tonnes higher than a year ago. Production in the fourth quarter of 2022 was significantly reduced by planned major maintenance shutdowns in our zinc and lead circuits.

The previously disclosed KIVCET boiler replacement at our Trail Operations will start early in the second quarter of 2024, and continue for most of the quarter. This replacement will require a complete shutdown of the lead circuit but will have minimal impact in the zinc circuit.

Operating costs, before changes in inventory, in the fourth quarter were $17 million higher than a year ago at $159 million, primarily due to higher energy costs as a result of operating at increased production rates compared to a year ago.

Cost of Sales

Cost of sales was $630 million in the fourth quarter compared with $654 million a year ago. Increased operating costs at our Trail Operations and at Red Dog, as noted above, were more than offset by substantially lower royalty costs at Red Dog due to reduced profitability resulting from lower zinc prices.

Total cash unit costs1 of product sold in the fourth quarter for Red Dog, before cash margins for by-products1, were US$0.73 per pound, US$0.11 per pound higher than a year ago and within our annual unit cost1 guidance mainly due to anticipated inflationary impacts of consumables and diesel costs, as noted above. Net cash unit costs1 for zinc in the fourth quarter, after cash margin for by-products1 of US$0.63 per pound were US$0.08 per pound higher compared with a year ago, as expected in our annual guidance.

18	Teck Resources Limited 2023 Fourth Quarter News Release

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per pound)	2023	2022	2023	2022

Adjusted cash cost of sales[1]	$0.46	$0.38	$0.42	$0.37
Smelter processing charges	0.27	0.24	0.26	0.21
Total cash unit costs[1]	$0.73	$0.62	$0.68	$0.58
Cash margin for by-products[1]	(0.10)	(0.07)	(0.13)	(0.14)
Net cash unit costs[1]	$0.63	$0.55	$0.55	$0.44

Outlook

Our 2024 annual guidance for our zinc business unit is outlined in our guidance tables on pages 30 — 35. and is unchanged from our previously issued guidance.

Total zinc in concentrate production in 2024 is expected to be between 565,000 and 630,000 tonnes, compared to 644,000 tonnes in 2023. Production over the next three-year period is expected to decrease due to declining grades at Red Dog and lower zinc production at Antamina.

Refined zinc production is expected to be between 275,000 to 290,000 tonnes in 2024, compared to 266,600 tonnes in 2023. Refined zinc production is expected to increase in 2024 as a result of improved concentrate availability.

Zinc net cash unit costs1 after by-products in 2024 are expected to be US$0.55 to US$0.65 per pound, as a result of ongoing inflationary impacts on the cost of certain key supplies.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

19	Teck Resources Limited 2023 Fourth Quarter News Release

STEELMAKING COAL BUSINESS UNIT (EVR)

Performance

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2023	2022	2023	2022

Steelmaking coal price (realized US$/tonne)	$270	$278	$263	$355
Steelmaking coal price (realized CAD$/tonne)	$366	$378	$355	$459
Production (million tonnes)	6.4	4.9	23.7	21.5
Sales (million tonnes)	6.1	4.3	23.7	22.2
Gross profit	$1,084	$849	$4,031	$6,401
Gross profit before depreciation and amortization[1]	$1,352	$1,045	$5,101	$7,364
Property, plant and equipment expenditures	$315	$205	$793	$550

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Gross profit in the fourth quarter from our steelmaking coal business unit increased to $1.1 billion compared with $849 million a year ago primarily due to higher sales volumes, partially offset by lower steelmaking coal prices (see table below). Realized steelmaking coal prices averaged US$270 per tonne in the fourth quarter compared to US$278 per tonne in the same period a year ago.

Fourth quarter sales volumes of 6.1 million tonnes were near the top end of our previously disclosed guidance of 5.8 — 6.2 million tonnes, driven by production rates in the quarter and supported by strong logistics performance. Sales volumes in the fourth quarter were significantly higher than the 4.3 million tonnes in the same period last year. Overall plant reliability and performance was strong in the fourth quarter, supported by a plant improvement initiative which continues to show positive results.

The table below summarizes the change in gross profit in our steelmaking coal business unit for the quarter:

Gross Profit (CAD$ in millions)	Three months ended December 31,

As reported in fourth quarter of 2022	$849
Increase (decrease):
Steelmaking coal price realized	(83)
Sales volumes	407
Operating and transportation unit costs	(25)
Foreign exchange	8
Depreciation	(72)
Net increase	$235
As reported in current quarter	$1,084

Property, plant and equipment expenditures were $315 million in the fourth quarter, which included $31 million associated with water projects. Capitalized stripping costs were $134 million in the fourth quarter

20	Teck Resources Limited 2023 Fourth Quarter News Release

compared with $205 million in the same period last year, which was higher due to a focus on pre-stripping at Elkview Operations during the two-month plant outage last year.

Markets

The FOB Australia price assessments ended the fourth quarter at US$325 per tonne, with the quarterly price, lagged by one month, averaging US$327 per tonne. This is an increase from US$240 per tonne in the third quarter of 2023 and US$279 per tonne in the fourth quarter of 2022. Steelmaking coal prices were above US$300 per tonne through most of the fourth quarter as a result of continued supply constraints from Australia combined with strong demand from India.

The CFR China price assessments for the fourth quarter averaged US$309 per tonne compared to US$250 per tonne in the third quarter of 2023 and US$305 per tonne in the fourth quarter of 2022. The average blast furnace utilization in China remained high at 88.2% in the fourth quarter. The annual average utilization rate for 2023 rose to 89.1%, marking an increase from 84.5% in 2022.

Operations

Fourth quarter steelmaking coal production of 6.4 million tonnes was 1.5 million tonnes higher than the same period a year ago when production was impacted by the two-month Elkview plant outage and extreme cold weather. In the fourth quarter, all sites had higher plant availability, which drove higher operating hours compared to the same period last year. Overall stable production in the fourth quarter reflects work done to improve plant performance, which resulted in our highest quarterly production since the second quarter of 2021.

Total material movement in the fourth quarter was 6% lower than the same period a year ago primarily due to longer haul distances and despite increased haul truck operating hours. We continue to see a favourable trend in haul truck operating hours, evidence that recovery from workforce constraints continues, despite ongoing shortages in skilled trades driving higher contractor reliance.

Cost of Sales

Cost of sales was $1.2 billion in the fourth quarter compared to $827 million the same period last year. Adjusted site cash cost of sales1 was $100 per tonne compared with $93 per tonne a year ago, primarily due to lower capitalized stripping at Elkview when compared to the fourth quarter of 2022, when pre-stripping was prioritized during the plant outage. Higher production, driven by improved plant reliability and yield in the fourth quarter, was offset by increased spending on mining costs such as contractors, repair and maintenance parts and labour.

Transportation unit costs in the fourth quarter of $50 per tonne were the same as the fourth quarter last year, despite an increase in volumes. This was largely due to higher port costs arising from leveraging third party terminals, which allowed us to maximize sales and to clear-out the remaining vessels at anchor that had persisted since the labour disruptions at ports in B.C. and the wildfires in the third quarter. Vessels at anchor returned to normal levels by the end of the fourth quarter.

21	Teck Resources Limited 2023 Fourth Quarter News Release

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended December 31,		Year ended December 31,
(amounts reported in CAD$ per tonne)	2023	2022	2023	2022

Adjusted site cash cost of sales[1]	$100	$93	$96	$89
Transportation costs	50	50	49	47
Elkview shutdown	—	3	—	1
Unit costs[1]	$150	$146	$145	$137

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per tonne)	2023	2022	2023	2022

Adjusted site cash cost of sales[1]	$73	$68	$71	$68
Transportation costs	37	37	36	36
Elkview shutdown	—	2	—	—
Unit costs[1]	$110	$107	$107	$104

Our total cost of sales for the fourth quarter also included a $20 per tonne charge for the amortization of capitalized stripping costs and $24 per tonne for other depreciation.

Outlook

The steelmaking coal market in the first quarter of 2024 remains in deficit amid continued demand from Southeast Asia and India. Challenges in Australia have kept additional volumes from entering the seaborne trade. As a result, steelmaking coal prices started the month of January 2024 at approximately US$320 per tonne and continue to trade near these levels through the date of this release.

Our 2024 annual guidance for our steelmaking coal business unit is outlined in our guidance tables on pages 30 — 35 and is unchanged from previously issued guidance.

Our steelmaking coal production in 2024 is expected to be between 24.0 to 26.0 million tonnes compared to 23.7 million tonnes produced in 2023. Production is expected to remain at these levels throughout 2025 to 2027.

We expect steelmaking coal sales in the first quarter of 2024 to be between 5.9 to 6.3 million tonnes, maximizing use of available inventories.

We expect our 2024 steelmaking coal adjusted site cash cost of sales1 in 2024 to be between $95 and $110 per tonne. Relative to 2023, we anticipate ongoing inflationary cost impacts of certain key supplies to persist into 2024 including higher energy and maintenance parts, as well as higher contractor and labour costs. Transportation unit costs are expected to be between $47 and $51 per tonne in 2024.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
22	Teck Resources Limited 2023 Fourth Quarter News Release

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium-, and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health. In 2023, the total capital investment in water treatment facilities, water management (source control, calcite management and tributary management), and the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada (the Direction) was $94 million for the year.

During the year, we continued to ramp up treatment operations towards our 77.5 million litres per day of constructed water treatment capacity. To that end, three consecutive monthly treatment volume records were established in the fourth quarter. With this constructed treatment capacity continuing to ramp up, we are on pace to achieve one of the primary objectives of the Plan: stabilizing and reducing the selenium trend in the Elk Valley. Currently, treatment is effectively removing selenium and water quality monitoring shows that selenium levels are trending down downstream of treatment and stabilizing in the Elk River. We expect further reductions across the watershed and in the Koocanusa Reservoir as additional treatment capacity is completed.

In 2024, we anticipate water treatment capital expenditures to be $150 to $250 million. We continue to expect to meet our water treatment capacity targets by further increasing our constructed water treatment capacity to 150 million litres per day by the end of 2026.

Final costs of implementing the Plan and other water quality initiatives will depend in part on the technologies applied, on regulatory developments and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Certain cost estimates to date are based on limited engineering. Implementation of the Plan also requires additional permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are protective of the environment and human health and provides for adjustments if warranted by monitoring results.

23	Teck Resources Limited 2023 Fourth Quarter News Release

Ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies. This could substantially increase or decrease both capital and operating costs associated with water quality management or could materially affect our ability to permit mine life extensions in new mining areas.

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $171 million in the fourth quarter compared with $411 million a year ago. The decrease was primarily due to lower environmental and share-based compensation costs. Significant items in the fourth quarter were $136 million of environmental costs relating to a decrease in the rate used to discount our decommissioning and restoration provisions for closed operations and increased expected future remediation costs, partly offset by $71 million of positive settlement pricing adjustments.

The table below outlines our outstanding receivable positions, which are valued using provisional prices at September 30, 2023 and December 31, 2023.

	Outstanding at		Outstanding at
	December 31, 2023		September 30, 2023
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	127	3.87	189	3.74
Zinc	167	1.20	265	1.20

Finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, the interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. Finance expense of $75 million in the fourth quarter was $23 million higher than the same period last year primarily due to higher accretion for our decommissioning and restoration provision. We expect our quarterly finance expense to increase beginning in the first quarter of 2024 compared to 2023, as the capitalization of interest relating to the development of QB2 will decrease significantly. We will continue to capitalize interest on the port offshore facilities through completion of that area of the QB2 project.

Non-operating expense, net of non-operating income, was $153 million in the fourth quarter compared with $23 million income in the same period last year. The most significant items in the quarter were a $29 million foreign exchange loss and a $115 million loss on the changes to the carrying value of the financial liability for the preferential dividend stream to ENAMI. The carrying value of this financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affect when QBSA repays the loans.

24	Teck Resources Limited 2023 Fourth Quarter News Release

General and administration expenses of $95 million in the fourth quarter were $12 million higher than the same period last year as a result of increased activity in the organization in relation to QB2 and strategic initiatives, and as we invest in digital technology to enhance productivity across our business. General and administration expenses are expected to continue at current levels into 2024.

Income Taxes

Provision for income and resource taxes was $298 million, or 43% of pre-tax profit. Our effective tax rate is higher than the Canadian statutory income tax rate of 27%, due primarily to resource taxes and higher statutory tax rates in some foreign jurisdictions. In the fourth quarter, the loss on the carrying value of the ENAMI preferential dividend stream, which is not deductible for tax purposes, contributed to increasing our overall effective tax rate by an additional 5%.

We are subject to, and pay, income and resource taxes in all jurisdictions that we operate in. Previously deferred Canadian income taxes associated with our Canadian steelmaking coal and copper operations in 2022 of approximately $625 million and final taxes associated with our 2023 earnings of approximately $590 million are payable at the end of February 2024.

Our effective tax rate is sensitive to a variety of factors including the ramp-up of QB2, certain corporate and finance expenses that are not deductible for resource tax purposes, the relative amount of operating margins and effective tax rates in the various jurisdictions in which we operate, and various other factors. We expect our 2024 effective tax rate, excluding the impact of the sale of our steelmaking coal business and other corporate items, to be between 41% and 43%. The increase in our expected effective tax rate from 37% to 39% to 41% to 43% is due to increased exposure to higher Chilean royalties, expensing rather than capitalizing financing costs at QB2, and increased corporate general and administration expense relative to our expected net income before tax due to the sale of our steelmaking coal business. As such, our 2024 effective tax rate will be significantly impacted by the sale of the steelmaking coal business to Glencore due to the accrual of capital gains tax arising on the sale transaction and upon presentation of the steelmaking coal earnings in discontinued operations, at the time that occurs.

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remain strong. Our debt position, net debt2, and credit ratios are summarized in the table below:

25	Teck Resources Limited 2023 Fourth Quarter News Release

	December 31, 2023		December 31, 2022

Term notes	$2,470		$2,585
QB2 senior limited recourse project finance facility	2,206		2,500
Lease liabilities	802		422
Carmen de Andacollo short-term loans	95		52
Antamina credit facilities	225		225
Less unamortized fees and discounts	(56)		(71)
Debt and lease liabilities (US$ in millions)	$5,742		$5,713

Debt and lease liabilities (Canadian $ equivalent)[1]	$7,595		$7,738
Less cash and cash equivalents	(744)		(1,883)
Net debt[2] (A)	$6,851		$5,855
Equity (B)	$28,292		$26,511
Net-debt to net-debt-plus-equity ratio[2] (A/(A+B))	19%		18%
Net debt to adjusted EBITDA ratio[2]	1.1	x	0.6	x
Weighted average coupon rate on the term notes	5.4%		5.3%

Notes:

1.	Translated at period end exchange rates.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our liquidity was $7.9 billion as at February 21, 2024, including $2.5 billion of cash.

On December 15, 2023, we made the second scheduled debt repayment on our limited recourse QB2 project finance facility. Semi-annual payments of US$147 million are required on June 15 and December 15 of each year until maturity in June 2031.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. Our US$4.0 billion committed revolving credit facility is a sustainability-linked facility, which involves pricing adjustments that are aligned with our sustainability performance and strategy. Our sustainability performance over the term of the facility is measured by Greenhouse Gas (GHG) intensity, percentage of women in Teck's workforce, and safety. This facility does not contain an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio not to exceed 60%. That ratio was 20% at December 31, 2023.

Antamina maintains a US$1.0 billion loan agreement that matures in July 2026. Our 22.5% share of the loan is US$225 million. The loan is non-recourse to us and the other Antamina owners.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that primarily secure our reclamation obligations. The amounts issued under these facilities totaled approximately $3.8 billion at December 31, 2023. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

Quebrada Blanca (QBSA) entered into a contract with Transelec S.A. to lease an electrical power transmission system to connect the QB2 project with the Chilean national power grid. In the fourth quarter,

26	Teck Resources Limited 2023 Fourth Quarter News Release

the Chilean National Electric Coordinator issued the certificate that approves the entry into operation for the transmission system, leading to the commencement date of the lease. The lease requires QBSA to pay approximately US$22 million per year, escalating by 2.2% annually. On initial recognition of the lease in the fourth quarter, we recorded a lease liability of approximately US$324 million, with a corresponding right-of-use asset.

Operating Cash Flow

Cash flow from operations in the fourth quarter was $1.1 billion compared with $930 million a year ago. The increased cash flow reflects an increase in profit attributable to shareholders primarily due to higher steelmaking coal sales volumes.

During the fourth quarter, changes in working capital items resulted in a use of cash of $184 million as result of a build-up of trade receivables at our steelmaking coal operations and, at QB, reflecting the ramp-up of the operation. This compares with a use of cash of $154 million a year ago when there was a build-up of steelmaking coal production inventories and an increase in supplies inventories at QB.

Investing Activities

Expenditures on property, plant and equipment were $1.1 billion in the fourth quarter, including $104 million for QB2 ramp-up capital, $283 million for the development of the QB2 project and $574 million of sustaining capital. The largest components of sustaining capital expenditures were $311 million at our steelmaking coal operations, $91 million at QB and $49 million at Highland Valley Copper.

As QB continues to ramp-up production, we incur costs that are capitalized because they are pre-commercial production costs incurred to operate the asset as we bring it to its design capacity operating level. These costs are referred to as ramp-up capital. These costs are not related to the cost of production of copper concentrate sold in the period or project capital construction. As at December 31, 2023, we had capitalized $665 million of these costs. There are no further ramp-up capital costs expected in 2024.

Capitalized production stripping costs were $234 million in the fourth quarter compared with $345 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal operations. Stripping costs were higher in the same period last year primarily due to Elkview operations focusing on pre-stripping activities during the two-month plant outage while repairs to the plant feed conveyor took place.

The table below summarizes our year-to-date capital spending for 2023:

($ in millions)	Sustaining	Growth	QB2 Project	QB2 Ramp-up	Sub-total	Capitalized Stripping	Total

Copper	$448	$374	$2,152	$665	$3,639	$379	$4,018
Zinc	152	70	—	—	222	76	298
Steelmaking coal	778	15	—	—	793	649	1,442
Corporate	24	—	—	—	24	—	24
	$1,402	$459	$2,152	$665	$4,678	$1,104	$5,782

27	Teck Resources Limited 2023 Fourth Quarter News Release

Financing Activities

Interest and various finance fees paid in the fourth quarter, including amounts capitalized, totaled $317 million, $161 million higher than a year ago. Our higher financing costs reflect the increased borrowing costs related to QB2 project financing and advances from SMM/SC.

In the fourth quarter, we paid $64 million in respect of our regular base quarterly dividend of $0.125 per share.

We also purchased approximately 3.2 million Class B subordinate voting shares for $165 million in the fourth quarter under our normal course issuer bid. This completed the previously announced $250 million share buy-back that we announced in February 2023.

FINANCIAL RISK MANAGEMENT

Sales of our products are denominated in U.S. dollars while a significant portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2023, approximately $2.3 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities, however, ongoing uncertainty related to global economic growth, current geopolitical uncertainty, and the potential impact of monetary policy aimed at curtailing inflation in various jurisdictions, as well as any potential resurgence of COVID-19, may have an impact on demand and prices for our commodities, on our suppliers and employees and on global financial markets in the future, which could be material.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole.

28	Teck Resources Limited 2023 Fourth Quarter News Release

The sensitivity of our annualized profit (loss) attributable to shareholders and EBITDA5 to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2024 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.30, is as follows:

	2024 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change On Profit (Loss) Attributable to Shareholders[2] ($ in millions)	Estimated Effect on EBITDA2 5 ($ in millions)
US$ exchange		CAD$0.01	$63	$110
Copper (000's tonnes)	502.5	US$0.01/lb	$7	$13
Zinc (000's tonnes)[3]	880.0	US$0.01/lb	$8	$11
Steelmaking coal (million tonnes)	25.00	US$1/tonne	$14	$29
WTI[4]		US$1/bbl	$3	$5

Notes:

1.	All production estimates are subject to change based on market and operating conditions.
2.	The effect on our profit (loss) attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 282,500 tonnes of refined zinc and 597,500 tonnes of zinc contained in concentrate.
4.	Our WTI oil price sensitivity takes into account the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.
5.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives that are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, QB2 variable consideration to IMSA and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

29	Teck Resources Limited 2023 Fourth Quarter News Release

GUIDANCE

Our guidance for 2024 is outlined in the tables below, and is unchanged from our guidance released on January 15, 2024. The guidance ranges below reflect our operating plans, which include known risks and uncertainties. Events such as extreme weather, unplanned operational shut-downs and other disruptions could impact actual results beyond these estimates. Our unit costs are calculated based on production volumes and any variances from estimated production ranges will impact unit costs.

We have included range-based guidance for all categories of guidance disclosed and have provided further annual detail for our three-year production guidance to outline expected production fluctuations within that period.

Annual 2024 guidance and three-year production guidance has been provided for our steelmaking coal business. The guidance is on a 100% basis and reflects the exchange of minority interests by NSC of 2.5% in Elkview Operations and by POSCO of 2.5% in Elkview Operations and 20% in the Greenhills joint venture, outlined above. Therefore, our reported production and sales volumes will increase from 80% to 100% for Greenhills effective January 3, 2024. Our reported production and sales volumes for Elkview Operations will continue to be reported on a 100% basis, consistent with our past reported presentation.

We will include 100% of production and sales from the EVR operations in our production and sales volumes, even though we own 77% of EVR, because we will consolidate 100% of EVR results in our financial statements. Our revenue, gross profit, and EBITDA1 will be on a 100% basis, reflecting the fully consolidated results of EVR. Our profit (loss) attributable to shareholders will reflect our 77% ownership of EVR’s results, as 23% of EVR’s results will be attributable to non-controlling interests reflecting NSC’s (20%) and POSCO’s (3%) ownership of EVR.

We remain highly focused on managing our controllable operating expenditures. However, in line with the broader mining industry, we continue to face inflationary cost pressures across our business, which have increased our operating costs and capital expenditure compared to prior years. While our underlying key mining drivers such as strip ratios and haul distances remain relatively stable, inflationary pressures on key input costs are expected to persist through 2024. Pressures on the cost of certain key supplies, including mining equipment, labour and contractors, as well as energy costs in Chile and changing diesel prices, are reflected in our capital expenditure and annual unit cost guidance for 2024.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
30	Teck Resources Limited 2023 Fourth Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2023, our guidance for production for 2024 and for the following three years.

Units in 000’s tonnes (excluding steelmaking coal)	2023	Guidance 2024	Guidance 2025	Guidance 2026	Guidance 2027

PRINCIPAL PRODUCTS

Copper1 2
Quebrada Blanca[3]	62.8	230 - 275	280 - 310	280 - 310	280 - 310
Highland Valley Copper	98.8	112 - 125	140 - 160	130 - 150	120 - 140
Antamina	95.3	85 - 95	80 - 90	90 - 100	85 - 95
Carmen de Andacollo[3]	39.6	38 - 45	50 - 60	50 - 60	45 - 55
	296.5	465 - 540	550 - 620	550 - 620	530 - 600
Zinc1 2 4
Red Dog	539.8	520 - 570	460 - 510	410 - 460	365 - 400
Antamina	104.2	45 - 60	95 - 105	55 - 65	35 - 45
	644.0	565 - 630	555 - 615	465 - 525	400 - 445
Refined zinc
Trail Operations	266.6	275 - 290	270 - 300	270 - 300	270 - 300

Steelmaking coal (million tonnes)	23.7	24.0 - 26.0	24.0 - 26.0	24.0 - 26.0	24.0 - 26.0

OTHER PRODUCTS
OTHER PRODUCTS
Lead[1]
Red Dog	93.4	90 - 105	80 - 90	80 - 90	65 - 75

Molybdenum1 2
Quebrada Blanca	—	2.9 - 3.6	5.0 - 6.4	6.4 - 7.6	7.0 - 8.0
Highland Valley Copper	0.6	1.3 - 1.6	1.8 - 2.3	2.3 - 2.8	2.7 - 3.2
Antamina	0.8	1.2 - 1.5	0.7 - 1.0	0.7 - 1.0	0.9 - 1.2
	1.4	5.4 - 6.7	7.5 - 9.7	9.4 - 11.4	10.6 - 12.4

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest.
3.	Copper production includes cathode production at Quebrada Blanca and a minimal amount at Carmen de Andacollo.
4.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.

31	Teck Resources Limited 2023 Fourth Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q4 2023	Guidance Q1 2024
Zinc (000's tonnes)[1]
Red Dog	135	70 - 85
Steelmaking coal (million tonnes)	6.1	5.9 - 6.3

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products 2023 and our unit cost guidance for selected principal products in 2024.

	2023	Guidance 2024

Copper[1]
Total cash unit costs[4] (US$/lb.)	2.27	2.15 - 2.35
Net cash unit costs3 4 (US$/lb.)	1.87	1.85 - 2.25

Zinc[2]
Total cash unit costs[4] (US$/lb.)	0.68	0.70 - 0.80
Net cash unit costs3 4 (US$/lb.)	0.55	0.55 - 0.65

Steelmaking coal
Adjusted site cash cost of sales[4] (CAD$/tonne)	96	95 - 110
Transportation costs (CAD$/tonne)	49	47 - 51

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2024 assumes a zinc price of US$1.20 per pound, a molybdenum price of US$21 per pound, a silver price of US$23 per ounce, a gold price of US$1,930 per ounce, a Canadian/U.S. dollar exchange rate of $1.32 and a Chilean Peso/U.S. dollar exchange rate of 850. 2023 copper unit costs excludes Quebrada Blanca.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2024 assumes a lead price of US$0.95 per pound, a silver price of US$23 per ounce and a Canadian/U.S. dollar exchange rate of $1.32. By-products include both by-products and co-products.
3.	After co-product and by-product margins.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

32	Teck Resources Limited 2023 Fourth Quarter News Release

Capital Expenditure Guidance

Our 2024 capital expenditures are expected to significantly decrease from 2023 levels, primarily driven by lower spending on QB2 development capital, as we near completion of the project.

Sustaining capital expenditure in 2024 is expected to increase marginally above 2023 levels both in our zinc business unit as we complete boiler repairs at our Trail Operations, and in our steelmaking coal business, as the Elkview Operations’ administration and maintenance complex project reaches the peak of its execution plan.

Capitalized stripping costs in 2024 are expected to decrease from 2023 levels, which were a notable peak period of capitalized stripping to advance the development of mine pits to support future production in our steelmaking coal business.

Growth capital, excluding QB2 development capital, is prioritized on our copper growth projects as we focus on completing feasibility studies, advancing detailed engineering work, project execution planning, and progressing permitting, particularly at the HVC Mine Life Extension project (previously, HVC2040), San Nicolás and Zafranal. In addition, we will work to define the most capital efficient and value-adding pathway for the expansion of QB based on the performance of the existing asset base. We also expect to continue to progress our medium to long-term portfolio options with prudent investments to advance the path to value.

33	Teck Resources Limited 2023 Fourth Quarter News Release

The table below shows our capital expenditures for 2023 and our capital expenditure guidance for 2024.

(Teck’s share in CAD$ millions)	2023	Guidance 2024
Sustaining
Copper[1]	$448	$	495 - 550
Zinc	152		190 - 210
Steelmaking coal[2]	778		800 - 1,000
Corporate	24		30 - 40
	$1,402	$	1,515 - 1,800
Growth
Copper3 4	$374	$	400 - 460
Zinc	70		100 - 130
Steelmaking coal	15		—
	$459	$	500 - 590
Total
Copper	$822	$	895 - 1,010
Zinc	222		290 - 340
Steelmaking coal	793		800 - 1,000
Corporate	24		30 - 40
	$1,861	$	2,015 - 2,390

QB2 Project capital expenditures	$2,152	$	700 - 900
QB2 Ramp-up capital expenditures	665		—
Total before SMM and SC contributions	$4,678	$	2,715 - 3,290
Estimated SMM and SC contributions to capital expenditures in the table	(1,100)		(270) - (340)
Total, net of partner contributions and project financing	$3,578	$	2,445 - 2,950

Notes:

1.	Copper sustaining capital includes Quebrada Blanca operations.
2.	Steelmaking coal sustaining capital in 2023 includes $94 million of water treatment capital. 2024 guidance includes $150 to $250 million of water treatment capital.
3.	Excluding QB2 development capital and QB2 ramp-up capital.
4.	Copper growth capital guidance includes feasibility studies, advancing detailed engineering work, project execution planning, and progressing permitting at the HVC Mine Life Extension project, San Nicolás and Zafranal. In addition, we will work to define the most capital efficient and value-adding pathway for the expansion of QB based on the performance of the existing asset base. We also expect to continue to progress our medium to long-term portfolio options with prudent investments to advance the path to value including for NewRange Galore Creek, Schaft Creek and NuevaUnión.

34	Teck Resources Limited 2023 Fourth Quarter News Release

Capital Expenditure Guidance – Capitalized Stripping

(Teck's share in CAD$ millions)	2023	Guidance 2024
Copper	$379	$255 - 280
Zinc	76	65 - 75
Steelmaking coal	649	550 - 750
	$1,104	$870 - 1,105

QUARTERLY PROFIT (LOSS) AND CASH FLOW

	2023				2022
(in millions, except for share data)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$4,108	$3,599	$3,519	$3,785	$3,140	$4,260	$5,300	$4,616
Gross profit	1,236	831	1,410	1,666	1,154	1,797	3,142	2,478
Profit (loss) attributable to shareholders	483	276	510	1,140	266	(195)	1,675	1,571
Basic earnings (loss) per share	$0.93	$0.53	$0.98	$2.22	$0.52	$(0.37)	$3.12	$2.93
Diluted earnings (loss) per share	$0.92	$0.52	$0.97	$2.18	$0.51	$(0.37)	$3.07	$2.87
Cash flow from operations	$1,126	$736	$1,130	$1,092	$930	$1,809	$2,921	$2,323

OUTSTANDING SHARE DATA

As at February 21, 2024, there were 509.8 million Class B subordinate voting shares (Class B shares) and 7.7 million Class A common shares outstanding. In addition, there were approximately 12.6 million share options outstanding with exercise prices ranging between $5.34 and $63.11 per share. More information on these instruments and the terms of their conversion is set out in Note 25 of our 2022 audited consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

35	Teck Resources Limited 2023 Fourth Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2023	2022	2023	2022

REVENUE
Copper
Highland Valley Copper	$301	$306	$1,125	$1,454
Antamina	342	321	1,296	1,423
Carmen de Andacollo	116	103	409	399
Quebrada Blanca	383	23	595	105
	1,142	753	3,425	3,381

Zinc
Trail Operations	503	360	1,992	2,059
Red Dog	348	450	1,596	2,111
Other	1	3	6	11
Intra-segment revenue	(151)	(102)	(543)	(655)
	701	711	3,051	3,526

Steelmaking coal	2,265	1,676	8,535	10,409
TOTAL REVENUE	$4,108	$3,140	$15,011	$17,316

GROSS PROFIT
Copper
Highland Valley Copper	$55	$101	$237	$580
Antamina	160	161	657	818
Carmen de Andacollo	12	(6)	(32)	2
Quebrada Blanca	(143)	(5)	(142)	2
Other	(3)	(3)	(8)	(3)
	81	248	712	1,399

Zinc
Trail Operations	(22)	(69)	(2)	(93)
Red Dog	95	126	408	862
Other	(2)	—	(6)	2
	71	57	400	771

Steelmaking coal	1,084	849	4,031	6,401
TOTAL GROSS PROFIT	$1,236	$1,154	$5,143	$8,571

36	Teck Resources Limited 2023 Fourth Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2023	2022	2023	2022

OPERATING COSTS
Copper
Highland Valley Copper	$189	$160	$700	$663
Antamina	104	85	340	317
Carmen de Andacollo	76	80	341	298
Quebrada Blanca	442	26	631	96
Other	3	3	8	3
	814	354	2,020	1,377

Zinc
Trail Operations	170	154	650	631
Red Dog	129	107	559	405
Other	3	3	12	9
	302	264	1,221	1,045

Steelmaking coal	611	414	2,269	1,992
Total operating costs	$1,727	$1,032	$5,510	$4,414

TRANSPORTATION COSTS
Copper
Highland Valley Copper	$11	$11	$34	$53
Antamina	9	12	34	51
Carmen de Andacollo	6	8	24	28
Quebrada Blanca	20	—	25	1
	46	31	117	133

Zinc
Trail Operations	41	32	159	144
Red Dog	47	43	164	185
	88	75	323	329

Steelmaking coal	302	217	1,165	1,053
Total transportation costs	$436	$323	$1,605	$1,515

37	Teck Resources Limited 2023 Fourth Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2023	2022	2023	2022

RAW MATERIAL PURCHASES
Zinc concentrate purchases

Trail Operations	$280	$224	$1,080	$1,302
Intra-segment purchases	(151)	(102)	(543)	(655)
Total raw material purchases	$129	$122	$537	$647

ROYALTY COSTS
Copper
Antamina	$1	$4	$23	$34

Zinc
Red Dog	31	121	262	461
Total royalty costs	$32	$125	$285	$495

DEPRECIATION AND AMORTIZATION
Copper
Highland Valley Copper	$46	$34	$154	$158
Antamina	68	59	242	203
Carmen de Andacollo	22	21	76	71
Quebrada Blanca	64	2	81	6
	200	116	553	438

Zinc
Trail Operations	34	19	105	75
Red Dog	46	53	203	198
	80	72	308	273
Steelmaking coal	268	196	1,070	963
Total depreciation and amortization	$548	$384	$1,931	$1,674
TOTAL COST OF SALES	$2,872	$1,986	$9,868	$8,745

38	Teck Resources Limited 2023 Fourth Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2023	2022	2023	2022

Copper
Highland Valley Copper	$29	$44	$151	$157
Antamina	43	37	159	135
Carmen de Andacollo	7	3	22	8
Quebrada Blanca	(1)	36	47	36
	78	120	379	336

Zinc
Red Dog	22	20	76	89

Steelmaking coal	134	205	649	617
Total	$234	$345	$1,104	$1,042

39	Teck Resources Limited 2023 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022

Highland Valley Copper
Tonnes mined (000's)	18,481	16,798	72,886	73,758
Tonnes milled (000's)	10,139	9,614	36,785	38,789

Copper
Grade (%)	0.33	0.32	0.30	0.34
Recovery (%)	89.6	90.6	90.6	90.9
Production (000's tonnes)	29.8	27.9	98.8	119.1
Sales (000's tonnes)	26.2	27.0	98.2	126.9
Molybdenum
Production (000's tonnes)	0.2	0.1	0.6	0.4
Sales (000's tonnes)	0.2	0.2	0.6	0.5

Antamina
Tonnes mined (000's)	61,539	68,750	245,682	254,759
Tonnes milled (000's)
Copper-only ore	7,961	8,391	28,274	29,987
Copper-zinc ore	6,863	5,881	27,042	24,409
	14,824	14,272	55,316	54,396
Copper[1]
Grade (%)	0.90	0.86	0.87	0.94
Recovery (%)	88.1	87.5	87.4	88.5
Production (000's tonnes)	120.3	108.2	423.5	454.8
Sales (000's tonnes)	117.9	106.7	424.3	448.4

Zinc[1]
Grade (%)	1.89	1.96	2.00	2.05
Recovery (%)	85.7	83.8	86.0	85.6
Production (000's tonnes)	117.7	105.6	463.1	433.0
Sales (000's tonnes)	130.3	102.6	472.8	434.8

Molybdenum
Production (000's tonnes)	1.0	1.0	3.5	3.1
Sales (000's tonnes)	0.9	0.9	3.3	2.9

Note:

1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

40	Teck Resources Limited 2023 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022

Carmen de Andacollo
Tonnes mined (000's)	6,007	5,247	24,569	19,305
Tonnes milled (000's)	3,985	4,460	16,240	16,449
Copper
Grade (%)	0.32	0.31	0.32	0.30
Recovery (%)	80.5	76.4	75.3	77.6
Production (000's tonnes)	10.2	10.7	39.5	38.6
Sales (000's tonnes)	11.5	10.1	40.4	38.2

Copper cathode
Production (000’s tonnes)	—	0.2	0.1	0.9
Sales (000’s tonnes)	—	0.4	0.1	0.9

Gold[1]
Production (000’s ounces)	5.9	8.1	23.4	25.9
Sales (000’s ounces)	6.9	7.7	25.7	27.0

Note:

1.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

Quebrada Blanca
Tonnes mined (000's)	11,543	—	38,201	—
Tonnes milled (000's)	8,092	—	13,375	—
Copper[1]
Grade (%)	0.58	—	0.58	—
Recovery (%)	71.5	—	70.8	—
Production (000's tonnes)	34.3	—	55.5	—
Sales (000's tonnes)	35.9	—	50.3	—

Copper cathode
Production (000’s tonnes)	2.0	2.3	7.2	9.6
Sales (000's tonnes)	1.1	2.1	6.8	9.2

41	Teck Resources Limited 2023 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
Trail Operations
Concentrate treated (000’s tonnes)
Zinc	142	105	530	484
Lead	26	5	104	89
Metal production
Zinc (000's tonnes)	69.9	46.2	266.6	248.9
Lead (000's tonnes)	16.5	2.1	65.9	56.4
Silver (million ounces)	3.0	0.5	10.6	9.7
Gold (000's ounces)	6.7	2.0	23.2	24.6

Metal sales
Zinc (000's tonnes)	68.1	57.0	257.6	256.7
Lead (000's tonnes)	13.4	1.1	58.1	54.5
Silver (million ounces)	2.7	0.4	10.1	9.6
Gold (000's ounces)	6.6	2.6	23.1	25.4

42	Teck Resources Limited 2023 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
Red Dog
Tonnes mined (000's)	3,092	3,061	11,463	12,418
Tonnes milled (000's)	1,067	914	4,098	4,070
Zinc
Grade (%)	17.7	15.9	16.0	16.0
Recovery (%)	82.3	82.4	82.2	85.1
Production (000's tonnes)	155.3	119.9	539.8	553.1
Sales (000's tonnes)	134.9	141.6	553.3	577.7
Lead
Grade (%)	4.5	3.8	4.5	3.7
Recovery (%)	52.6	52.0	50.9	53.4
Production (000's tonnes)	25.4	18.0	93.4	79.5
Sales (000's tonnes)	13.7	11.2	89.3	85.0

Steelmaking coal
Waste production (million BCM’s)	56.1	60.3	226.5	230.9
Clean coal production (million tonnes)	6.4	4.9	23.7	21.5

Clean coal strip ratio (waste BCM’s/coal tonnes)	8.7:1	12.3:1	9.5:1	10.7:1
Sales (million tonnes)	6.1	4.3	23.7	22.2

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit attributable to shareholders – For adjusted profit attributable to shareholders, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

43	Teck Resources Limited 2023 Fourth Quarter News Release

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA, and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation and amortization – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

44	Teck Resources Limited 2023 Fourth Quarter News Release

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by- and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Net debt to net debt-plus-equity ratio – Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio – Net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the twelve months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Adjusted site cash cost of sales per tonne – Adjusted site cash cost of sales per tonne is a non-GAAP ratio comprised of adjusted site cash cost of sales divided by tonnes sold. There is no similar financial measure in our consolidated financial statements with which to compare.

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

45	Teck Resources Limited 2023 Fourth Quarter News Release

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2023	2022	2023	2022[1]

Profit from continuing operations attributable to shareholders	$483	$247	$2,435	$4,089
Add (deduct) on an after-tax basis:
Asset impairment	—	—	—	952
Loss (gain) on debt purchase	—	(4)	—	42
QB2 variable consideration to IMSA and ENAMI	69	7	95	115
Environmental costs	132	203	123	99
Inventory write-downs (reversals)	14	(2)	18	36
Share-based compensation	4	67	85	181
Commodity derivatives	(20)	(18)	9	(25)
Loss (gain) on disposal or contribution of assets	8	6	(178)	7
Elkview business interruption claim	—	—	(150)	—
Chilean tax reform	—	—	69	—
Loss from discontinued operations[2]	—	—	—	(791)
Other	45	52	201	168
Adjusted profit attributable to shareholders	$735	$558	$2,707	$4,873

Basic earnings per share from continuing operations	$0.93	$0.48	$4.70	$7.77
Diluted earnings per share from continuing operations	$0.92	$0.47	$4.64	$7.63
Adjusted basic earnings per share	$1.41	$1.09	$5.23	$9.25
Adjusted diluted earnings per share	$1.40	$1.07	$5.15	$9.09

Notes:

1.	Adjustments for the twelve months ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2.	Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.

46	Teck Resources Limited 2023 Fourth Quarter News Release

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2023	2022	2023	2022[1]

Basic earnings per share from continuing operations	$0.93	$0.48	$4.70	$7.77
Add (deduct):
Asset impairment	—	—	—	1.81
Loss (gain) on debt purchase	—	(0.01)	—	0.08
QB2 variable consideration to IMSA and ENAMI	0.13	0.01	0.18	0.22
Environmental costs	0.25	0.40	0.24	0.19
Inventory write-downs	0.02	—	0.03	0.07
Share-based compensation	0.01	0.13	0.17	0.34
Commodity derivatives	(0.04)	(0.04)	0.02	(0.05)
Loss (gain) on disposal or contribution of assets	0.02	0.01	(0.34)	0.01
Elkview business interruption claim	—	—	(0.29)	—
Chilean tax reform	—	—	0.13	—
Loss from discontinued operations[2]	—	—	—	(1.51)
Other	0.09	0.11	0.39	0.32
Adjusted basic earnings per share	$1.41	$1.09	$5.23	$9.25

Notes:
1.	Adjustments for the twelve months ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2.	Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
47	Teck Resources Limited 2023 Fourth Quarter News Release

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2023	2022	2023	2022[1]

Diluted earnings per share from continuing operations	$0.92	$0.47	$4.64	$7.63
Add (deduct):
Asset impairment	—	—	—	1.78
Loss (gain) on debt purchase	—	(0.01)	—	0.08
QB2 variable consideration to IMSA and ENAMI	0.13	0.01	0.18	0.21
Environmental costs	0.25	0.39	0.23	0.18
Inventory write-downs	0.02	—	0.03	0.07
Share-based compensation	0.01	0.13	0.16	0.34
Commodity derivatives	(0.04)	(0.03)	0.02	(0.05)
Loss (gain) on disposal or contribution of assets	0.02	0.01	(0.33)	0.01
Elkview business interruption claim	—	—	(0.29)	—
Chilean tax reform	—	—	0.13	—
Loss from discontinued operations[2]	—	—	—	(1.48)
Other	0.09	0.10	0.38	0.32
Adjusted diluted earnings per share	$1.40	$1.07	$5.15	$9.09

Notes:
1.	Adjustments for the twelve months ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2.	Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
48	Teck Resources Limited 2023 Fourth Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	Year ended December 31, 2023		Year ended December 31, 2022[1]

Profit from continuing operations before taxes	$3,944		$6,565
Finance expense net of finance income	162		150
Depreciation and amortization	1,931		1,674
EBITDA	$6,037		$8,389

Add (deduct):
Asset impairment	—		1,234
Loss on debt purchase	—		58
QB2 variable consideration to IMSA and ENAMI	156		188
Environmental costs	168		128
Inventory write-down	26		50
Share-based compensation	107		236
Commodity derivatives	12		(35)
Loss (gain) on disposal or contribution of assets	(244)		9
Elkview business interruption claim	(221)		—
EBITDA from discontinued operations[2]	—		(811)
Other	326		122
Adjusted EBITDA	$6,367	(D)	$9,568	(E)
Total debt at period end	$7,595	(F)	$7,738	(G)
Less: cash and cash equivalents at period end	(744)		(1,883)
Net debt	$6,851	(H)	$5,855	(I)

Debt to adjusted EBITDA ratio	1.2	(F/D)	0.8	(G/E)
Net Debt to adjusted EBITDA ratio	1.1	(H/D)	0.6	(I/E)
Equity attributable to shareholders of the company	$26,988	(J)	$25,473	(K)
Other financial obligations	$268	(L)	$441	(M)
Adjusted Net debt to capitalization ratio	0.20	(H+L)/(F+J+L)	0.19	(I+M)/(G+K+M)

Notes:
1.	Adjustments for the twelve months ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2.	Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.

49	Teck Resources Limited 2023 Fourth Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2023	2022	2023	2022[1]

Profit from continuing operations before taxes	$694	$594	$3,944	$6,565
Finance expense net of finance income	54	23	162	150
Depreciation and amortization	548	384	1,931	1,674
EBITDA	1,296	1,001	6,037	8,389

Add (deduct):
Asset impairment	—	—	—	1,234
Loss (gain) on debt purchase	—	(5)	—	58
QB2 variable consideration to IMSA and ENAMI	115	(13)	156	188
Environmental costs	182	272	168	128
Inventory write-downs (reversals)	20	(3)	26	50
Share-based compensation	3	88	107	236
Commodity derivatives	(27)	(24)	12	(35)
Loss (gain) on disposal or contribution of assets	11	8	(244)	9
Elkview business interruption claim	—	—	(221)	—
EBITDA from discontinued operations[2]	—	—	—	(811)
Other	103	9	326	122
Adjusted EBITDA	$1,703	$1,333	$6,367	$9,568

Notes:
1.	Adjustments for the twelve months ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2.	Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.

50	Teck Resources Limited 2023 Fourth Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2023	2022	2023	2022

Gross profit	$1,236	$1,154	$5,143	$8,571
Depreciation and amortization	548	384	1,931	1,674
Gross profit before depreciation and amortization	$1,784	$1,538	$7,074	$10,245

Reported as:
Copper
Highland Valley Copper	$101	$135	$391	$738
Antamina	228	220	899	1,021
Carmen de Andacollo	34	15	44	73
Quebrada Blanca	(79)	(3)	(61)	8
Other	(3)	(3)	(8)	(3)
	281	364	1,265	1,837

Zinc
Trail Operations	12	(50)	103	(18)
Red Dog	141	179	611	1,060
Other	(2)	—	(6)	2
	151	129	708	1,044

Steelmaking coal	1,352	1,045	5,101	7,364
Gross profit before depreciation and amortization	$1,784	$1,538	$7,074	$10,245

51	Teck Resources Limited 2023 Fourth Quarter News Release

Reconciliation of Gross Profit Margins Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2023	2022	2023	2022

Revenue
Copper (A)	$1,142	$753	$3,425	$3,381
Zinc (B)	701	711	3,051	3,526
Steelmaking coal (C)	2,265	1,676	8,535	10,409
Total	$4,108	$3,140	$15,011	$17,316

Gross profit before depreciation and amortization
Copper (D)	$281	$364	$1,265	$1,837
Zinc (E)	151	129	708	1,044
Steelmaking coal (F)	1,352	1,045	5,101	7,364
Total	$1,784	$1,538	$7,074	$10,245

Gross profit margins before depreciation and amortization
Copper (D/A)	25%	48%	37%	54%
Zinc (E/B)	22%	18%	23%	30%
Steelmaking coal (F/C)	60%	62%	60%	71%

52	Teck Resources Limited 2023 Fourth Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2023	2022	2023	2022

Revenue as reported	$1,142	$753	$3,425	$3,381
Less:
Quebrada Blanca revenue as reported	(383)	(23)	(595)	(105)
By-product revenue (A)	(104)	(105)	(397)	(456)
Smelter processing charges (B)	42	36	156	140
Adjusted revenue	$697	$661	$2,589	$2,960

Cost of sales as reported	$1,061	$505	$2,713	$1,982
Less: Quebrada Blanca cost of sales as reported	(526)	(28)	(737)	(103)
	$535	$477	$1,976	$1,879
Less:
Depreciation and amortization	(136)	(114)	(472)	(432)
Inventory (write-down) reversal	6	3	—	—
Labour settlement charges	—	—	(9)	(33)
By-product cost of sales (C)	(37)	(27)	(125)	(101)
Adjusted cash cost of sales (D)	$368	$339	$1,370	$1,313

Payable pounds sold (millions)[1] (E)	136.6	130.8	498.0	568.0

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.69	$2.59	$2.75	$2.31
Smelter processing charges (B/E)	0.31	0.28	0.31	0.25
Total cash unit costs – CAD$/pound	$3.00	$2.87	$3.06	$2.56

Cash margin for by-products – ((A – C)/E)	(0.49)	(0.60)	(0.54)	(0.63)
Net cash unit costs – CAD$/pound	$2.51	$2.27	$2.52	$1.93

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.36	$1.36	$1.35	$1.30

Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.97	$1.91	$2.04	$1.78
Smelter processing charges	0.23	0.20	0.23	0.19

Total cash unit costs – US$/pound	$2.20	$2.11	$2.27	$1.97
Cash margin for by-products	(0.36)	(0.44)	(0.40)	(0.48)
Net cash unit costs – US$/pound	$1.84	$1.67	$1.87	$1.49

Notes:
1.	Excludes Quebrada Blanca sales.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

53	Teck Resources Limited 2023 Fourth Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2023	2022	2023	2022
Revenue as reported	$701	$711	$3,051	$3,526
Less:
Trail Operations revenue as reported	(503)	(360)	(1,992)	(2,059)
Other revenue as reported	(1)	(3)	(6)	(11)
Add back: Intra-segment revenue as reported	151	102	543	655
	$348	$450	$1,596	$2,111
By-product revenue (A)	(51)	(37)	(320)	(260)
Smelter processing charges (B)	91	84	365	297
Adjusted revenue	$388	$497	$1,641	$2,148

Cost of sales as reported	$630	$654	$2,651	$2,755
Less:
Trail Operations cost of sales as reported	(525)	(429)	(1,994)	(2,152)
Other cost of sales as reported	(3)	(3)	(12)	(9)
Add back: Intra-segment purchases as reported	151	102	543	655
	$253	$324	$1,188	$1,249
Less:
Depreciation and amortization	(46)	(53)	(203)	(198)
Royalty costs	(31)	(121)	(262)	(461)
By-product cost of sales (C)	(17)	(13)	(126)	(65)
Adjusted cash cost of sales (D)	$159	$137	$597	$525
Payable pounds sold (millions) (E)	252.8	265.4	1,042.8	1,088.9

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.63	$0.52	$0.57	$0.48
Smelter processing charges (B/E)	0.36	0.32	0.35	0.27
Total cash unit costs – CAD$/pound	$0.99	$0.84	$0.92	$0.75
Cash margin for by-products – ((A - C)/E)	(0.14)	(0.09)	(0.18)	(0.18)
Net cash unit costs – CAD$/pound	$0.85	$0.75	$0.74	$0.57

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.36	$1.36	$1.35	$1.30
Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.46	$0.38	$0.42	$0.37
Smelter processing charges	0.27	0.24	0.26	0.21
Total cash unit costs – US$/pound	$0.73	$0.62	$0.68	$0.58
Cash margin for by-products	(0.10)	(0.07)	(0.13)	(0.14)
Net cash unit costs – US$/pound	$0.63	$0.55	$0.55	$0.44

Notes:
1.	Red Dog Mining Operations.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.
54	Teck Resources Limited 2023 Fourth Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2023	2022	2023	2022

Cost of sales as reported	$1,181	$827	$4,504	$4,008
Less:
Transportation costs (A)	(302)	(217)	(1,165)	(1,053)
Depreciation and amortization	(268)	(196)	(1,070)	(963)
Elkview shutdown (B)	—	(14)	—	(14)
Adjusted site cash cost of sales (C)	$611	$400	$2,269	$1,978
Tonnes sold (millions) (D)	6.1	4.3	23.7	22.2

Per unit amounts – CAD$/tonne
Adjusted site cash cost of sales (C/D)	$100	$93	$96	$89
Transportation costs (A/D)	50	50	49	47
Elkview shutdown (B/D)	—	3	—	1
Unit costs – CAD$/tonne	$150	$146	$145	$137

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.36	$1.36	$1.35	$1.30
Per unit amounts – US$/tonne
Adjusted site cash cost of sales	$73	$68	$71	$68
Transportation costs	37	37	36	36
Elkview shutdown	—	2	—	—
Unit costs – US$/tonne	$110	$107	$107	$104

Note:
1.	Average period exchange rates are used to convert to US$/tonne equivalent.

55	Teck Resources Limited 2023 Fourth Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; execution of the planned separation of Teck’s base metals and steelmaking coal businesses, including the ability to satisfy the closing conditions and expected timing of the closing of the Glencore transaction; timing and cost of completion and ramp-up of the QB2 project, including the molybdenum plant and port facilities; sufficiency of shipping capacity through existing alternate shipping arrangements; QB2 capital cost guidance and expectations for capitalized ramp-up costs; expectation of reduced CO2 emissions in our steelmaking coal supply chain for shipments handled by Oldendorff; expectations with respect to continued operation near designed throughput capacity at QB; expectations regarding future remediation costs at our operations and closed operations; timing of and our ability to implement a solution related to water restrictions at Carmen de Andacollo operations; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization of growth capital; expectations regarding our QB Asset Expansion studies; expectations regarding advancement of copper growth portfolio, including advancement of study, permitting, and engineering work and completion of updated cost estimates at our San Nicolás, Zafranal and HVC Mine Life Extension projects as applicable, our ability to renew or reestablish key permits at New Range Copper Nickel; the advancement of prefeasibility study work at the Galore Creek project; our ability to obtain the permits and approvals required to advance the San Nicolas project; our ability to implement the Elk Valley Water Quality Plan and other water quality initiatives; expectations for stabilization and reduction of the selenium trend in the Elk Valley; expectations for total water treatment capacity; and further reductions of selenium in the Elk Valley watershed and the Koocanusa Reservoir; projected spending, including capital and operating costs in 2024 and later years on water treatment, water management and incremental measures associated with the Direction; timing of advancement and completion of key water treatment projects; our expectation that we will increase our water treatment capacity to 150 million litres per day by the end of 2026; expectations regarding engagement with U.S. regulators on water quality standards; expectations regarding finance and general and administration expenses in 2024; expectations regarding timing and amount of income tax payments and our effective tax rate; liquidity and availability of borrowings under our credit facilities; our ability to obtain additional credit for posting security for reclamation at our sites; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized stripping, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various business unit sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; our ability to satisfy the closing conditions of the Glencore transaction; the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc and steelmaking

56	Teck Resources Limited 2023 Fourth Quarter News Release

coal and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update.” Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, estimates of future construction capital at QB2 are based on a CLP/USD rate range of 800 — 850, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project that would impair their ability to provide goods and services as anticipated during remaining commissioning and ramp-up activities. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

57	Teck Resources Limited 2023 Fourth Quarter News Release

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment, government action or delays in the receipt of government approvals, changes in royalty or tax rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters); union labour disputes; any resurgence of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, commissioning and commercial production are dependent on, among other matters, our continued ability to advance commissioning and ramp-up as currently anticipated, including any impacts of absenteeism and lowered productivity. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Production at our Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks. The forward-looking statements in this news release and actual results will also be impacted by the continuing effects of COVID-19 and related matters, particularly if there is a further resurgence of the virus.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2022, filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Cameron Feltin, P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2023 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on February 22, 2024. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

58	Teck Resources Limited 2023 Fourth Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three Months and Year Ended December 31, 2023 (Unaudited)

Teck Resources Limited

Consolidated Statements of Income

(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except for share data)	2023	2022	2023	2022
Revenue	$4,108	$3,140	$15,011	$17,316

Cost of sales	(2,872)	(1,986)	(9,868)	(8,745)
Gross profit	1,236	1,154	5,143	8,571

Other operating income (expenses)
General and administration	(95)	(83)	(317)	(236)
Exploration	(35)	(27)	(86)	(90)
Research and innovation	(36)	(44)	(164)	(157)
Other operating income (expense) (Note 3)	(171)	(411)	(206)	(1,102)
Profit from operations	899	589	4,370	6,986
Finance income	21	29	112	53
Finance expense (Note 4)	(75)	(52)	(274)	(203)
Non-operating income (expense) (Note 5)	(153)	23	(266)	(275)
Share of profit of joint venture	2	5	2	4
Profit from continuing operations before taxes	694	594	3,944	6,565
Provision for income taxes from continuing operations	(298)	(337)	(1,610)	(2,495)
Profit from continuing operations for the period	396	257	2,334	4,070
Profit (loss) from discontinued operations (Note 1)	—	19	(26)	(772)
Profit for the period	$396	$276	$2,308	$3,298

Profit (loss) from continuing operations attributable to:
Shareholders of the company	$483	$247	$2,435	$4,089
Non-controlling interests	(87)	10	(101)	(19)
Profit from continuing operations for the period	$396	$257	$2,334	$4,070

Profit (loss) attributable to:
Shareholders of the company	$483	$266	$2,409	$3,317
Non-controlling interests	(87)	10	(101)	(19)
Profit for the period	$396	$276	$2,308	$3,298

Earnings per share from continuing operations
Basic	$0.93	$0.48	$4.70	$7.77
Diluted	$0.92	$0.47	$4.64	$7.63
Earnings (loss) per share from discontinued operations
Basic and diluted	$—	$0.04	$(0.05)	$(1.47)
Earnings per share
Basic	$0.93	$0.52	$4.65	$6.30
Diluted	$0.92	$0.51	$4.59	$6.19
Weighted average shares outstanding (millions)	519.6	512.6	517.8	526.7
Weighted average diluted shares outstanding (millions)	526.4	520.9	525.3	535.9
Shares outstanding at end of period (millions)	517.3	513.7	517.3	513.7

60	Teck Resources Limited 2023 Fourth Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2023	2022	2023	2022
Operating activities
Profit for the period from continuing operations	$396	$257	$2,334	$4,070
Depreciation and amortization	548	384	1,931	1,674
Provision for income taxes from continuing operations	298	337	1,610	2,495
(Gain) loss on disposal or contribution of assets	8	6	(273)	(21)
(Gain) loss on debt redemption or purchase	—	(5)	—	58
Net finance expense	54	23	162	150
Income taxes paid	(175)	(122)	(990)	(1,217)
Remeasurement of decommissioning and restoration provisions for closed operations	136	227	103	83
QB2 variable consideration to IMSA and ENAMI	115	(13)	156	188
Other	(70)	(63)	41	168
Net change in non-cash working capital items	(184)	(154)	(990)	(107)
Net cash provided by continuing operating activities	1,126	877	4,084	7,541
Net cash provided by discontinued operating activities	—	53	—	442
	1,126	930	4,084	7,983
Investing activities
Expenditures on property, plant and equipment	(1,086)	(1,416)	(4,678)	(4,423)
Capitalized production stripping costs	(234)	(345)	(1,104)	(1,042)
Expenditures on investments and other assets	(34)	(34)	(137)	(199)
Proceeds from sale of Fort Hills	—	—	1,014	—
Proceeds from investments and assets	22	40	162	113
Net cash used in continuing investing activities	(1,332)	(1,755)	(4,743)	(5,551)
Net cash used in discontinued investing activities	—	(39)	(14)	(129)
	(1,332)	(1,794)	(4,757)	(5,680)
Financing activities
Proceeds from debt	43	99	230	569
Redemption, purchase or repayment of debt	(253)	(118)	(710)	(1,323)
Repayment of lease liabilities	(53)	(33)	(160)	(138)
QB2 advances from SMM/SC	332	325	1,292	899
Interest and finance charges paid	(317)	(156)	(753)	(459)
Issuance of Class B subordinate voting shares	7	32	63	234
Purchase and cancellation of Class B subordinate voting shares	(165)	—	(250)	(1,392)
Dividends paid	(64)	(64)	(515)	(532)
Contributions from non-controlling interests	113	110	439	307
Distributions to non-controlling interests	(12)	(1)	(54)	(78)
Other liabilities	(7)	(8)	(48)	(46)
Net cash provided by (used in) continuing financing activities	(376)	186	(466)	(1,959)
Net cash used in discontinued financing activities	—	(11)	(3)	(31)
	(376)	175	(469)	(1,990)
Increase (decrease) in cash and cash equivalents	(582)	(689)	(1,142)	313
Change in cash classified as held for sale	—	(35)	35	(35)
Effect of exchange rate changes on cash and cash equivalents	(17)	(31)	(32)	178
Cash and cash equivalents at beginning of period	1,343	2,638	1,883	1,427
Cash and cash equivalents at end of period	$744	$1,883	$744	$1,883

61	Teck Resources Limited 2023 Fourth Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$744	$1,883
Current income taxes receivable	94	92
Trade and settlement receivables	2,096	1,527
Inventories	2,946	2,685
Prepaids and other current assets	585	540
Assets held for sale	—	1,566
	6,465	8,293
Non-current assets held for sale	—	173
Financial and other assets	1,874	1,466
Investment in joint venture	1,116	1,139
Property, plant and equipment	45,565	40,095
Deferred income tax assets	65	75
Goodwill	1,108	1,118
	$56,193	$52,359
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$4,001	$4,367
Current portion of debt (Note 6)	515	616
Current portion of lease liabilities	195	132
Current income taxes payable	1,181	104
Liabilities associated with assets held for sale	—	645
	5,892	5,864
Debt (Note 6)	6,019	6,551
Lease liabilities	866	439
QB2 advances from SMM/SC	3,497	2,279
Deferred income tax liabilities	6,188	6,778
Retirement benefit liabilities	445	420
Provisions and other liabilities	4,994	3,517
	27,901	25,848
Equity
Attributable to shareholders of the company	26,988	25,473
Attributable to non-controlling interests	1,304	1,038
	28,292	26,511
	$56,193	$52,359

62	Teck Resources Limited 2023 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	DISCONTINUED OPERATIONS

Fort Hills sale transaction

On February 2, 2023, we completed the sale of our 21.3% interest in Fort Hills and associated downstream assets to Suncor Energy Inc. (Suncor). Total Energies E&P Canada Ltd (TEPCA) exercised its right of first refusal to purchase its proportionate share of our Fort Hills interest.

We have accounted for this transaction by recognizing:

•	aggregate cash proceeds of approximately $1 billion from Suncor and TEPCA; and
•	a financial liability estimated at $269 million on closing. The current portion of $26 million was recorded as part of trade accounts payable and other liabilities. The non-current portion of $243 million was recorded as part of provisions and other liabilities. This financial liability is related to the remaining term of a downstream pipeline take-or-pay toll commitment.

We recognized a post-tax loss of approximately $8 million, which is presented in loss from discontinued operations upon closing of this transaction.

Results of discontinued operations of the Fort Hills disposal group:

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2023	2022	2023	2022
Revenue	$—	$285	$143	$1,597
Cost of sales	—	(299)	(161)	(1,291)
Gross profit (loss)	—	(14)	(18)	306
Asset impairment	—	(9)	—	(1,243)
Other operating income	—	7	—	6
Profit (loss) from operations	—	(16)	(18)	(931)
Net finance expense	—	(6)	(2)	(25)
Loss on sale	—	—	(8)	—
Profit (loss) from discontinued operations before taxes	—	(22)	(28)	(956)
Recovery of income taxes	—	41	2	184
Profit (loss) from discontinued operations	$—	$19	$(26)	$(772)

63	Teck Resources Limited 2023 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

2.	TRANSACTIONS

a)	Sale of Steelmaking Coal Business

On November 13, 2023, we announced our agreement to sell our interest in our steelmaking coal business, Elk Valley Resources (EVR), through a sale of a majority stake to Glencore and a sale of a minority stake to NSC and POSCO.

Glencore will acquire 77% of EVR for US$6.9 billion in cash, payable to us at closing of the Glencore transaction, subject to customary closing adjustments. At closing of the Glencore transaction, Glencore will acquire from us any remaining receivable that is payable to Teck by EVR.

Closing of the sale of the majority interest in EVR to Glencore remains subject to receipt of competition approvals in several jurisdictions and approval under the Investment Canada Act.

NSC agreed to acquire a 20% interest in EVR in exchange for its current 2.5% interest in our Elkview Operations plus US$1.3 billion in cash payable to Teck at closing of the NSC transaction. POSCO agreed to exchange its 2.5% interest in our Elkview Operations and its 20% interest in the Greenhills Operations for a 3% interest in EVR. Teck will continue to operate the steelmaking coal business and will retain substantially all cash flows from the steelmaking coal business until closing of the Glencore transaction.

On January 3, 2024, the NSC and POSCO transactions were completed. These transactions will be accounted for as equity transactions with non-controlling interests.

b)	Sunset of Dual Class Share Structure

On April 26, 2023, Teck’s shareholders approved a six-year sunset for the multiple voting rights attached to the Class A common shares of Teck (the Dual Class Amendment). On May 12, 2023, each Teck Class A common share was acquired by Teck in exchange for (i) one new Class A common share and (ii) 0.67 of a Class B subordinate voting share recognized as a $302 million increase to Class B shares and reduction to retained earnings. The terms of the new Class A common shares are identical to the previous terms of Class A common shares, except that on May 12, 2029, the new Class A common shares will automatically convert into Class B subordinate voting shares, which will then be renamed common shares, on a one-for-one basis, and for no additional consideration or premium.

c)	San Nicolás Arrangement

On April 6, 2023, we closed the transaction with Agnico Eagle Mines Limited (Agnico Eagle), forming a 50:50 joint arrangement to advance the San Nicolás copper-zinc development project located in Zacatecas, Mexico. Agnico Eagle has agreed to subscribe for a 50% interest in Minas de San Nicolás, S.A.P.I. de C.V. (San Nicolás) for US$580 million, to be contributed as study and development costs are incurred by San Nicolás.

We concluded that San Nicolás is a joint operation where we share joint control with Agnico Eagle due to the key facts that Teck and Agnico Eagle are obligated for their share of the outputs of the arrangement, and that Teck and Agnico Eagle are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses and cash flows. As contributions are made by Agnico Eagle to San Nicolás, their incremental contributions will result in an increase in their share ownership and a reduction in our share ownership until Agnico Eagle has achieved a 50% interest in San Nicolás. At December 31, 2023, we had 91% and Agnico Eagle had 9% of share ownership.

We recognized a gain of $5 million in other operating income (expense) (Note 3), attributable to Agnico Eagle's initial subscription and incremental contributions, totaling an aggregate of 9% of the project during 2023.

64	Teck Resources Limited 2023 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

2.	TRANSACTIONS, continued

d)	Quintette Sale Transaction

On February 16, 2023, we closed the transaction with Conuma Resources Limited (Conuma) to sell all the assets and liabilities of the Quintette steelmaking coal mine in northeastern British Columbia. In exchange for the sale of the Quintette steelmaking coal mine, Conuma has agreed to pay in cash $120 million of staged payments over 36 months and an ongoing 25% net profits interest royalty, first payable after Conuma recovers its initial construction investments in Quintette.

We accounted for this transaction by recognizing:

•	Cash of $30 million related to a non-refundable deposit and cash received upon closing
•	A financial receivable of $69 million recorded as part of financial and other assets, which reflects the fair value of the staged payments at the close of the transaction
•	A mineral interest royalty in the amount of $200 million recorded as part of property, plant and equipment that is a non-cash investing transaction and reflects the fair value of the royalty interest on closing of the transaction. The key facts and circumstances that resulted in concluding the royalty should be accounted for as a mineral interest were the alignment of cash flow risks and returns with the existing mine plan and that payments will only occur during the life of the mine.

We recognized a pre-tax gain of approximately $75 million ($50 million post-tax) in other operating income (expense) upon closing of this transaction (Note 3).

e)	Mesaba Arrangement

On February 15, 2023, we closed the transaction with PolyMet Mining Corp. (PolyMet), forming a 50:50 joint arrangement to advance PolyMet's NorthMet project and Teck's Mesaba mineral deposit. The joint arrangement is held and operated through a new entity named NewRange Copper Nickel LLC (NewRange).

We concluded that NewRange is a joint operation where we share joint control with PolyMet due to the key facts that Teck and PolyMet are obligated for their share of the outputs of the arrangement, and that Teck and PolyMet are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses and cash flows.

We concluded that both parties contributed groups of assets that do not constitute businesses in the formation of the NewRange joint operation and we recorded $232 million of property, plant and equipment and $16 million of intangibles in a non-cash investing transaction. We have measured the fair value of the assets and liabilities contributed by PolyMet through reference to market share price data, adjusted for transaction-specific factors, which is classified as a Level 3 measurement within the fair value measurement hierarchy.

We recognized a pre-tax gain of approximately $191 million ($142 million post-tax) in other operating income (expense) upon closing of this transaction (Note 3). The gain was determined by calculating 50% of the fair value of the NorthMet project contributed by PolyMet, less 50% of the carrying value of the Mesaba mineral deposit contributed by Teck.

65	Teck Resources Limited 2023 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

3.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2023	2022	2023	2022
Settlement pricing adjustments	$71	$60	$39	$(371)
Share-based compensation (Note 7(a))	(3)	(88)	(107)	(236)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	(182)	(272)	(168)	(128)
Care and maintenance costs	(19)	(14)	(62)	(59)
Social responsibility and donations	(21)	(16)	(66)	(65)
Gain (loss) on disposal or contribution of assets	(11)	(3)	244	(4)
Commodity derivatives	27	24	(12)	35
Take or pay contract costs	(29)	(31)	(75)	(86)
Elkview business interruption claim	—	—	221	—
Other	(4)	(71)	(220)	(188)
	$(171)	$(411)	$(206)	$(1,102)

4.	FINANCE EXPENSE

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2023	2022	2023	2022
Debt interest	$62	$69	$245	$253
Interest on QB2 project financing	64	45	245	112
Interest on advances from SMM/SC	78	35	259	89
Interest on lease liabilities	15	4	31	15
Letters of credit and standby fees	8	8	39	34
Accretion on decommissioning and restoration provisions	49	34	180	138
Other	18	15	55	51
	294	210	1,054	692
Less capitalized borrowing costs	(219)	(158)	(780)	(489)
	$75	$52	$274	$203

66	Teck Resources Limited 2023 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

5.	NON-OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2023	2022	2023	2022
QB2 variable consideration to IMSA and ENAMI	$(115)	$13	$(156)	$(188)
Gain (loss) on debt redemption or purchase	—	5	—	(58)
Foreign exchange gains (losses)	(29)	19	(9)	15
Downstream pipeline take-or-pay toll commitment	—	—	(40)	—
Other	(9)	(14)	(61)	(44)
	$(153)	$23	$(266)	$(275)

6.	DEBT

($ in millions)	December 31, 2023			December 31, 2022
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
3.75% notes due February 2023 (a)	$—	$—	$—	$108	$147	$147
3.9% notes due July 2030	503	621	658	503	614	673
6.125% notes due October 2035	336	467	439	336	452	449
6.0% notes due August 2040	473	642	624	480	631	648
6.25% notes due July 2041	396	544	519	396	531	531
5.2% notes due March 2042	395	488	516	395	471	529
5.4% notes due February 2043	367	466	481	367	448	492
	2,470	3,228	3,237	2,585	3,294	3,469
QB2 project financing facility (b)	2,206	2,979	2,873	2,500	3,419	3,322
Carmen de Andacollo short-term loans (c)	95	126	126	52	71	71
Antamina loan agreement (d)	225	298	298	225	305	305
	$4,996	$6,631	$6,534	$5,362	$7,089	$7,167
Less current portion of debt	(389)	(515)	(515)	(454)	(616)	(616)
	$4,607	$6,116	$6,019	$4,908	$6,473	$6,551

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy.

a)	Notes Redeemed

In the first quarter of 2023, we redeemed the 3.75% notes at maturity for $144 million (US$108 million) plus accrued interest.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

6.	DEBT, continued

b)	QB2 Project Financing Facility

As at December 31, 2023, the limited recourse QB2 project financing facility had a balance of US$2.2 billion. Amounts drawn under the facility bear interest at Term SOFR plus applicable margins that vary over time. The facility will be repaid in 15 semi-annual instalments, with the first and second repayments of US$147 million made on June 15, 2023 and December 15, 2023 respectively. The facility is guaranteed pre-completion on a several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The facility is secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB2 project assets.

c)	Carmen de Andacollo Short-Term Loans

As at December 31, 2023, we had $126 million (US$95 million) of debt outstanding in the form of fixed rate short-term bank loans with maturity of less than one year. The purpose of the loans is to fund short-term working capital requirements at Carmen de Andacollo.

d)	Antamina Loan Agreement

On July 12, 2021, Antamina entered into a US$1.0 billion loan agreement which was fully drawn as at December 31, 2023. Our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at Term SOFR plus an applicable margin. The loan is non-recourse to us and the other Antamina owners and matures in 2026.

e)	Revolving Credit Facility

We maintain a US$4.0 billion sustainability-linked revolving credit facility maturing October 2026. The facility has pricing adjustments where the cost will increase, decrease, or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents.

As at December 31, 2023, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio, which was 0.20 to 1.0 at December 31, 2023, to not exceed 0.60 to 1.0. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at December 31, 2023, we had $2.6 billion of letters of credit outstanding.

We also had $1.2 billion in surety bonds outstanding at December 31, 2023, to support current and future reclamation obligations.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

7.	EQUITY

a)	Share-Based Compensation

During the year ended December 31, 2023, we granted 1,383,085 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $54.66, a term of 10 years and vest in equal amounts over three years.

The weighted average fair value of the options issued was estimated at $22.69 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on the following assumptions at the grant date:

Average expected option life	5.9 years
Risk-free interest rate	3.52%
Dividend yield	0.92%
Expected volatility	42%

During the three months and year ended December 31, 2023, share-based compensation expense related to stock options was $5 million and $26 million (2022 – $7 million and $26 million), respectively.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

During the year ended December 31, 2023, we issued 821,558 Units. The total number of Units outstanding at December 31, 2023 was 4,082,067. During the three months and year ended December 31, 2023, share-based compensation related to Units was $2 million recovery and $81 million expense (2022 – $81 million and $210 million), respectively.

During the three months and year ended December 31, 2023, total share-based compensation expense was $3 million and $107 million (2022 – $88 million and $236 million) (Note 3), respectively.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

7.	EQUITY, continued

b)	Dividends

Dividends of $0.125 per share, totalling $64 million, were paid on our Class A common and Class B subordinate voting shares in the fourth quarter of 2023. Dividends totalling $515 million were paid on our Class A and Class B subordinate voting shares during the year ended December 31, 2023.

c)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In November 2023, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 22, 2023 to November 21, 2024. All purchased shares will be cancelled.

During the year ended December 31, 2023, we purchased and cancelled 4,737,561 Class B subordinate voting shares for $250 million. During the year ended December 31, 2022, we purchased and cancelled 30,703,473 Class B subordinate voting shares for $1.4 billion.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have four reportable segments that we report to our President and Chief Executive Officer — copper, zinc, steelmaking coal and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) include general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

As a result of the sale of our 21.3% interest in Fort Hills and associated downstream assets, we no longer present the energy segment related to Fort Hills previously reported for the three months and year ended December 31, 2022 in the table below. The segmented information related to Fort Hills is disclosed as part of Note 1, Discontinued Operations.

	Three months ended December 31, 2023
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$1,142	$852	$2,265	$—	$4,259
Less intra-segment revenue	—	(151)	—	—	(151)
Revenue	1,142	701	2,265	—	4,108
Cost of sales	(1,061)	(630)	(1,181)	—	(2,872)
Gross profit	81	71	1,084	—	1,236
Other operating income (expense)	(25)	(76)	(47)	(189)	(337)
Profit (loss) from operations	56	(5)	1,037	(189)	899
Net finance income (expense)	(167)	(13)	(30)	156	(54)
Non-operating income (expense)	(155)	(1)	(10)	13	(153)
Share of profit of joint venture	2	—	—	—	2
Profit (loss) before taxes from continuing operations	(264)	(19)	997	(20)	694
Capital expenditures from continuing operations	783	82	449	6	1,320

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8.	SEGMENTED INFORMATION, continued

	Three months ended December 31, 2022
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$753	$813	$1,676	$—	$3,242
Less intra-segment revenue	—	(102)	—	—	(102)
Revenue	753	711	1,676	—	3,140
Cost of sales	(505)	(654)	(827)	—	(1,986)
Gross profit	248	57	849	—	1,154
Other operating income (expense)	11	(49)	(176)	(351)	(565)
Profit (loss) from operations	259	8	673	(351)	589
Net finance income (expense)	(85)	(8)	(21)	91	(23)
Non-operating income (expense)	34	(4)	(9)	2	23
Share of profit of joint venture	5	—	—	—	5
Profit (loss) before taxes from continuing operations	213	(4)	643	(258)	594
Capital expenditures from continuing operations	1,193	152	410	6	1,761

	Year ended December 31, 2023
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$3,425	$3,594	$8,535	$—	$15,554
Less intra-segment revenue	—	(543)	—	—	(543)
Revenue	3,425	3,051	8,535	—	15,011
Cost of sales	(2,713)	(2,651)	(4,504)	—	(9,868)
Gross profit	712	400	4,031	—	5,143
Other operating income (expense)	56	(86)	201	(944)	(773)
Profit (loss) from operations	768	314	4,232	(944)	4,370
Net finance income (expense)	(575)	(52)	(111)	576	(162)
Non-operating income (expense)	(190)	—	(17)	(59)	(266)
Share of profit of joint venture	2	—	—	—	2
Profit (loss) before taxes from continuing operations	5	262	4,104	(427)	3,944
Capital expenditures from continuing operations	4,018	298	1,442	24	5,782
	As at December 31, 2023
Goodwill	406	—	702	—	1,108
Total assets	28,636	4,581	19,364	3,612	56,193

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8.	SEGMENTED INFORMATION, continued

	Year ended December 31, 2022
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$3,381	$4,181	$10,409	$—	$17,971
Less intra-segment revenue	—	(655)	—	—	(655)
Revenue	3,381	3,526	10,409	—	17,316
Cost of sales	(1,982)	(2,755)	(4,008)	—	(8,745)
Gross profit	1,399	771	6,401	—	8,571
Other operating income (expense)	(367)	(55)	(398)	(765)	(1,585)
Profit (loss) from operations	1,032	716	6,003	(765)	6,986
Net finance income (expense)	(248)	(38)	(86)	222	(150)
Non-operating income (expense)	(185)	9	35	(134)	(275)
Share of profit of joint venture	4	—	—	—	4
Profit (loss) before taxes from continuing operations	603	687	5,952	(677)	6,565
Capital expenditures from continuing operations	3,910	370	1,167	18	5,465
	As at December 31, 2022
Goodwill	416	—	702	—	1,118
Total assets from continuing operations	23,801	4,523	18,070	4,663	51,057
Total assets from discontinued operations – unallocated	—	—	—	—	1,302
Total assets	23,801	4,523	18,070	4,663	52,359

73	Teck Resources Limited 2023 Fourth Quarter News Release